SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.

                            FORM U-3A-2
   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935
                 To Be Filed Annually Prior to March 1

_________________________________________________________________________

                          PG&E CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

       1.1.  PG&E Corporation ("Claimant")

             PG&E Corporation
             One Market, Spear Tower, Suite 2400
             San Francisco, CA  94105

             Claimant, incorporated under the laws of the State of California, is a holding company formed by Pacific Gas and Electric Company, a public utility. On January 1, 1997, Claimant became the parent of Pacific Gas and Electric Company pursuant to a corporate reorganization plan. Claimant is also the parent of nonutility subsidiaries formerly owned by Pacific Gas and Electric Company.

       1.2.  Subsidiaries

       1.2.1.  Elm Power Corporation
               One Market, Spear Tower, Suite 2400
               San Francisco, CA 94105

               Elm Power Corporation, incorporated under the laws of the State of Delaware, is a wholly subsidiary of Claimant.

       1.2.2.  Pacific Gas and Electric Company
               77 Beale Street
               P.O. Box 770000
               San Francisco, CA 94177

               Pacific Gas and Electric Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Claimant. Pacific Gas and Electric Company is an operating public utility engaged principally in the business of supplying electric and natural gas service throughout most of Northern and Central California.

       1.2.2.1.  Alberta and Southern Gas Co., Ltd.
                 1500 Bankers Hall
                 855 Second Street., SW
                 Calgary, Alberta T2P 4J7

                 Alberta and Southern Gas Co. Ltd., incorporated under the laws of Alberta, is a wholly owned Canadian subsidiary of Pacific Gas and Electric Company. Alberta and Southern Gas Co. Ltd. formerly purchased natural gas in Canada for the California market.

       1.2.2.1.1. Alberta and Southern Gas Marketing, Inc.
                  1500 Bankers Hall
                  855 Second Street., SW
                  Calgary, Alberta T2P 4J7

                  Alberta and Southern Gas Marketing, Inc.,incorporated under the laws of Alberta, is a wholly owned subsidiary of Alberta and Southern Gas Co. Ltd. Alberta and Southern Gas Marketing, Inc. formerly marketed natural gas in non-California markets.

       1.2.2.2.  Natural Gas Corporation of California
                 P.O. Box 770000
                 77 Beale Street, 32nd Floor
                 San Francisco, CA 94177

                 Natural Gas Corporation of California, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Natural Gas Corporation of California acts as the vehicle for the amortization of certain regulatory assets.

       1.2.2.2.1.  NGC Production Company
                   P.O. Box 770000
                   77 Beale Street, 32nd Floor
                   San Francisco, CA 94177

                   NGC Production Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Natural Gas Corporation of California. NGC production Company facilitates project financing for Natural Gas Corporation of California's capital requirements.

       1.2.2.2.2.  Alaska Gas Exploration Associates
                   P.O. Box 770000
                   77 Beale Street, 32nd Floor
                   San Francisco, CA 94177

                   Alaska Gas Exploration Associates, incorporated under the laws of the State of California, is 50% owned by Natural Gas Corporation of California.

       1.2.2.3.  Pacific Conservation Services Company
                 P.O. Box 770000
                 77 Beale Street, 32nd Floor
                 San Francisco, CA 94177

                 Pacific Conservation Services Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific Conservation Services Company engages in borrowing and lending operations required to fund Pacific Gas and Electric Company conservation loan programs.

       1.2.2.4.  Calaska Energy Company
                 P.O. Box 770000
                 77 Beale Street, 32nd Floor
                 San Francisco, CA 94177

                 Calaska Energy Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Calaska Energy Company was Pacific Gas and Electric Company's representative in the Alaska Highway Pipeline Project, which was formed to bring Prudhoe Bay natural gas to the lower 48 states.

       1.2.2.5.  Eureka Energy Company
                 P.O. Box 770000
                 77 Beale Street, 32nd Floor
                 San Francisco, CA 94177

                 Eureka Energy Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Eureka Energy Company owns land in San Luis Obispo County.

       1.2.2.6.  Standard Pacific Gas Line, Inc.
                 P.O. Box 770000
                 77 Beale Street, 32nd Floor
                 San Francisco, CA 94177

                 Standard Pacific Gas Line, Inc., incorporated under the laws of the State of California, is a subsidiary of Pacific Gas and Electric Company. Standard Pacific
                 Gas Line, Inc. transports natural gas in California. Pacific Gas and Electric Company owns a 85.71% interest, and Chevron Pipe Line Company owns the remaining 14.29% interest.

       1.2.2.7.  Pacific California Gas System, Inc.
                 P.O. Box 770000
                 77 Beale Street, 32nd Floor
                 San Francisco, CA 94177

                 Pacific California Gas System, Inc., incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific California Gas System, Inc. was created to hold intrastate gas pipeline operations.

       1.2.2.8.  Pacific Energy Fuels Company
                 P.O. Box 770000
                 77 Beale Street, 32nd Floor
                 San Francisco, CA 94177

                 Pacific Energy Fuels Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific Energy Fuels Company owns and finances nuclear fuel inventory.

       1.2.2.9.  Pacific Gas Properties Company
                 P.O. Box 770000
                 77 Beale Street, 32nd Floor
                 San Francisco, CA 94177

                 Pacific Gas Properties Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific Gas Properties Company owns California property.

       1.2.2.9.1.  Pacific Properties
                   P.O. Box 770000
                   77 Beale Street, 32nd Floor
                   San Francisco, CA 94177

                   Pacific Properties, incorporated under the laws of the State of California, is 50% owned by Pacific Gas Properties Company. Pacific Properties owns California property.

       1.2.2.10.  Chico Commons, L.P.
                  One Market, Spear Tower, Suite 2400
                  San Francisco, CA 94105

                  Chico Commons, L.P., a California partnership, is 41% owned by Pacific Gas and Electric Company as a limited partner. Chico Commons, L.P. was created to construct and own low income housing.

       1.2.2.11.  PG&E Capital I
                  P.O. Box 770000
                  77 Beale Street, 32nd Floor
                  San Francisco, CA 94177

                  PG&E Capital I, a business trust, is 3% owned by Pacific Gas and Electric Company.
                  PG&E Capital I was formed as a special purpose financing vehicle for the purpose of issuing deferrable income securities.

       1.2.2.12.  PG&E Funding, LLC
                  245 Market Street, Suite 424
                  San Francisco, CA 94105

                  PG&E Funding, LLC, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Pacific Gas and Electric Company. PG&E Funding, LLC is a special purpose financing vehicle formed for the ownership of transition property and issuance of securities.

       1.2.2.13.  201 Turk Street, L.P.
                  One Market, Spear Tower, Suite 2400
                  San Francisco, CA 94105

                  201 Turk Street, L.P., a California partnership, is 32.4% owned by Pacific Gas and Electric Company as a limited partner. 201 Turk Street, L.P. was created to construct and own a low income housing project.

       1.2.2.14. 1989 Oakland Housing Partnership Associates, L.P. One Market, Spear Tower, Suite 2400
                  San Francisco, CA 94105

                  1989 Oakland Housing Partnership Associates, L.P., a California partnership, is owned 40% by Pacific Gas and Electric Company as a limited partner. 1989 Oakland Housing Partnership Associates, L.P. was created to construct and own low income housing.

       1.2.2.15.  1992 Oakland Regional Housing Partnership Associates,
                  L.P.
                  One Market, Spear Tower, Suite 2400
                  San Francisco, CA 94105

                  1992 Oakland Regional Housing Partnership Associates, L.P., a California partnership, is owned 17% by Pacific Gas and Electric Company as a limited partner.
                  1992 Oakland Housing Partnership Associates, L.P. was created to construct and own low income housing.

       1.2.2.16.  1994 Oakland Regional Housing Partnership Associates,
                  L.P.
                  One Market, Spear Tower, Suite 2400
                  San Francisco, CA 94105

                  1994 Oakland Regional Housing Partnership Associates, L.P., a California partnership, is owned 12% by Pacific Gas and Electric Company as a limited partner.
                  1994 Oakland Regional Housing Partnership Associates, L.P. was created to construct and own low income housing.

       1.2.2.17. Pacific Gas and Electric Housing Fund Partnership, L.P. One Market, Spear Tower, Suite 2400
                  San Francisco, CA 94105

                  Pacific Gas and Electric Housing Fund Partnership, L.P., a California partnership, is owned 99.9% by Pacific Gas and Electric Company as a limited partner. Pacific Gas and Electric Housing Fund Partnership, L.P., invests in projects that construct and own low income housing.

       1.2.2.18.  Merritt Community Capital Fund V, L.P.
                  One Market, Spear Tower, Suite 2400
                  San Francisco, CA 94105

                  Merritt Community Capital Fund V, L.P., a California partnership, is owned 2.2% by Pacific Gas and Electric Company as a limited partner. Merritt Community Capital Fund V, L.P., was created to construct and own low income housing.

       1.2.2.19.  Schoolhouse Lane Apartments, L.P.
                  One Market, Spear Tower, Suite 2400
                  San Francisco, CA 94105

                  Schoolhouse Lane Apartments, L.P., a California partnership, is owned 99% by Pacific Gas and Electric Company as a limited partner. Schoolhouse Lane
                  Apartments, L.P., was created to construct and own low income housing.

       1.2.2.20.  PG&E Holdings, LLC
                  One Market, Spear Tower, Suite 2400
                  San Francisco, CA 94105

                  PG&E Holdings, LLC, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Pacific Gas and Electric Company. PG&E Holdings, LLC was formed as a holding company for repurchased shares.

       1.2.3.  PG&E National Energy Group, Inc.
               One Market, Spear Tower, Suite 2400
               San Francisco, CA 94105

               PG&E National Energy Group, Inc. (formerly PG&E Diversified Investments, Inc.),incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Claimant. PG&E Diversified Investments, Inc. was formed for the purpose of holding ownership of PG&E Corporation's unregulated subsidiaries, both direct and indirect.

       1.2.3.1.  PG&E Capital, LLC
                 One Market, Spear Tower, Suite 2400
                 San Francisco, CA 94105

                 PG&E Capital, LLC, incorporated under the laws of the State of Delaware, is a wholly-owned subsidiary of PG&E National Energy Group, Inc., formed for financing and other transactions related to the energy industry.

       1.2.3.2.  PG&E Corporation Support Services, Inc.
                 One Market, Spear Tower, Suite 2400
                 San Francisco, CA 94105

                 PG&E Corporation Support Services, Inc., incorporated under the laws of the State of Delaware, is a wholly-owned subsidiary of PG&E National Energy Group, Inc. that provides general corporate support services to the PG&E Corporation family outside the State of California.

       1.2.3.3.  PG&E Energy Trading - Gas Corporation
                 1100 Louisiana, Suite 1000
                 Houston, Texas 77002

                 PG&E Energy Trading - Gas Corporation, incorporated under the laws of the State of California, is a wholly-owned subsidiary of PG&E National Energy Group, Inc. PG&E Energy Trading - Gas Corporation purchases and resells energy commodities and related financial instruments.

       1.2.3.3.1.  PG&E Energy Trading, Canada Corporation
                   335 Eighth Avenue, S.W. Suite 1740
                   Calgary, Alberta T2P 1CP
                   Canada

                   PG&E Energy Trading, Canada Corporation, incorporated in the province of Alberta, Canada, is a wholly owned subsidiary of PG&E Energy Trading - Gas Corporation. PG&E Energy Trading, Canada Corporation markets and trades natural gas in Canada.

       1.2.3.3.1.1.  CEG Energy Options Inc.
                     2366 Avenue C North, Suite 101
                     Saskatoon, Saskatchewan S7L 5X5
                     Canada

                     CEG Energy Options Inc., incorporated in the province of Saskatchewan, Canada, is a wholly owned subsidiary of PG&E Energy Trading, Canada
                     Corporation. CEG Energy Options Inc. markets natural gas in Canada.

       1.2.3.4.  PG&E Enterprises
                 One Market, Spear Tower, Suite 2400
                 San Francisco, CA 94105

                 PG&E Enterprises, incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E National Energy Group, Inc. PG&E Enterprises was formed as a holding company for oil and gas, real estate, electric generation, and technology investments.

       1.2.3.4.1.  PG&E Shareholdings, Inc.
                   (formerly PG&E Generating Company)
                   One Market, Spear Tower, Suite 2400
                   San Francisco, CA 94105

                   PG&E Shareholdings, Inc.(formerly PG&E Generating Company), incorporated under the laws of the State of California, is a wholly owned non-regulated subsidiary of PG&E Enterprises. Through its subsidiaries, PG&E Shareholdings, Inc. develops real state in Pacific Gas and Electric Company's service territory. In addition, some subsidiaries of PG&E Shareholdings, Inc. have made fuel-related investments and a limited number of non-energy related investments.

       1.2.3.4.1.1.  Gilia Enterprises
                     California Corporation
                     100% owned by PG&E Shareholdings, Inc.

                     4615 Cowell Blvd.
                     Davis, CA 95616

                     A wholly owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E Generating Company. Formed to hold interest in real estate investment

       1.2.3.4.1.1.1.  Marengo Ranch Joint Venture
                       California Partnership
                       63% owned by PG&E Shareholdings, Inc. as limited partner
                       1.3% owned by Gilia Enterprises as general partner

                       4615 Cowell Blvd.
                       Davis, CA 95616

                       Land development in Sacramento County

       1.2.3.4.1.1.2.  Oat Creek Associates Joint Venture
                       California Partnership
                       50% owned by PG&E Shareholdings, Inc. as limited partner
                       50% owned by Gilia Enterprises as general partner

                       4615 Cowell Blvd.
                       Davis, CA 95616

                       Land development in Yolo County

       1.2.3.4.1.2.  Rancho Murieta Joint Venture
                     California Partnership
                     45% owned by PG&E Shareholdings, Inc. as limited partner

                     4615 Cowell Blvd.
                     Davis, CA 95616

                     Real estate development.

       1.2.3.4.1.3.  1701 Oak Partnership
                     California Partnership
                     50% owned by PG&E Shareholdings, Inc. as limited partner

                     4615 Cowell Blvd.
                     Davis, CA 95616

                     Real estate development.

       1.2.3.4.1.4.  1801 Oak Partnership
                     California Partnership
                     50% owned by PG&E Shareholdings, Inc. as limited partner

                     4615 Cowell Blvd.
                     Davis, CA 95616

                     Real estate development.

       1.2.3.4.1.5.  BPS I, Inc.
                     California Corporation
                     100% owned by PG&E Shareholdings, Inc.

                     One Market, Spear Tower, Suite 2400
                     San Francisco, CA 94105

                     A wholly-owned, non-regulated real estate development subsidiary of PG&E Enterprises through its ownership of PG&E Shareholdings, Inc.

       1.2.3.4.1.5.1.  Solano Business Park Associates, L.P.
                       California Partnership
                       50% owed by BPS I, Inc. as general partner

                       4615 Cowell Blvd.
                       Davis, CA 95616

       1.2.3.4.1.5.2.  Alhambra Pacific (Joint Venture)
                       California Partnership
                       80% owned by PG&E Shareholdings, Inc. as general partner
                       20% owned by BPS I, Inc. as limited partner

                       4615 Cowell Blvd.
                       Davis, CA 95616

                       Ownership of property in Yolo County.

       1.2.3.4.1.6.  The Conaway Ranch Company
                     California Corporation
                     100% owned by PG&E Shareholdings, Inc.

                     One Market, Spear Tower, Suite 2400
                     San Francisco, CA 94105

                     A wholly-owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E Shareholdings, Inc., in partnership with the Conaway Conservancy Group, an existing California general partnership owning the Conaway Ranch.

       1.2.3.4.1.6.1.  Conaway Conservancy Group Joint Venture
                       California partnership
                       70% by PG&E Shareholdings, Inc
                       30% by Conaway Ranch Company

                       4615 Cowell Blvd.
                       Davis, CA 95616

                       Ownership of property in Yolo County.

       1.2.3.4.1.7.  DPR, Inc.
                     California corporation
                     100% owned by PG&E Shareholdings, Inc.

                     One Market, Spear Tower, Suite 2400
                     San Francisco, CA 94105

                     A wholly-owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E Shareholdings, Inc.; general partner in a real estate partnership.

       1.2.3.4.1.8.  McSweeney Ranch Joint Venture
                     California partnership
                     50% owned by PG&E Shareholdings, Inc.

                     4615 Cowell Blvd.
                     Davis, CA 95616

       1.2.3.4.1.9. PG&E Energy Trading - Power Holdings Corporation California corporation
                     100% owned by PG&E Generating Company

                     7500 Old Georgetown Rd., Suite 1300
                     Bethesda, MD 20814

                     This corporation serves as the 2% sole general
                      partner of PG&E Energy Trading - Power, L.P.

       1.2.3.4.1.9.1.  PG&E ET Investments Corporation
                       Delaware corporation
                       100% owned by PG&E Energy Trading - Power Holdings Corporation

                       7330 San Pedro Avenue, Suite 400
                       San Antonio, TX 78216-6236

                       This investment corporation owns the 98% limited partner interest in PG&E Energy Trading - Power, L.P.

       1.2.3.4.1.9.1.1.  PG&E Energy Trading-Power, L.P.
                         Delaware limited partnership
                         98% owned by PG&E ET Investments Corporation
                         2% owned by PG&E Energy Trading - Power Holdings Corporation

                         7500 Old Georgetown Rd., Suite 1300
                         Bethesda, MD 20814

                         This limited partnership is engaged in electric power marketing and trading.

       1.2.3.4.1.10.  PG&E International Inc.
                      (formerly "PG&E Generating International Company") One Market, Spear Tower, Suite 2400
                      San Francisco, CA 94105

                      PG&E International Inc., incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E Shareholdings, Inc. PG&E
                      International Inc. is a holding company for overseas project companies.

       1.2.3.4.1.10.1. PG&E International Development Holdings, LLC Delaware corporation
                        One Market, Spear Tower, Suite 2400
                        San Francisco, CA 94105

                        A wholly-owned subsidiary of PG&E International, Inc., incorporated under the laws of the State of Delaware, formed to own and sell an Australian pipeline development company.

       1.2.3.4.1.10.2.  Gannet Power Corporation
                        California corporation
                        100% owned by PG&E International Inc.

                        One Market, Spear Tower, Suite 2400
                        San Francisco, CA 94105

       1.2.3.4.1.10.3.  PG&E Overseas Holdings I, LTD.
                        Cayman Islands Company
                        100% owned by PG&E International Inc.

                        P.O. Box 309, George Town
                        Grand Cayman, Cayman Islands, BWI

                        A wholly-owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E Shareholdings, Inc. and PG&E International,
                        Inc. Holding Company for PG&E Overseas Holdings
                        II, Ltd.

       1.2.3.4.1.10.3.1.  PG&E Overseas Holdings II, Ltd.
                          Labuan Company

                          Unit Level 9(A2), Main Office Tower
                          Financial Park Labuan, Jalan Merdeka
                          87000 W.P. Labuan
                          Malaysia

                          100% owned by PG&E Overseas Holdings I, LTD.

                          A wholly-owned, non-regulated indirect
                          subsidiary of PG&E Enterprises through its ownership of PG&E Shareholdings, Inc., PG&E International, Inc., and PG&E Overseas Holdings I, Ltd.

       1.2.3.4.1.10.3.1.1. PG&E Corporation Australian Holdings Pty, Ltd.(formerly PGT Nominees Pty Ltd)

                            Level 33, Waterfront Place
                            One Eagle Street
                            Brisbane, Queensland  4000
                            Australia

                            PG&E Corporation Australian Holdings Pty,
                            Ltd., incorporated under the laws of
                            Australia, is a wholly owned subsidiary of PG&E Overseas Holdings II, Ltd. PG&E Corporation Australian Holdings Pty, Ltd. was created in anticipation of the expansion of business operations in Australia.

       1.2.3.4.1.10.3.1.1.1. PG&E Gas Transmission Australia Pty Ltd. (formerly PGT Australia Pty Ltd.)

                              Level 33, Waterfront Place
                              One Eagle Street
                              Brisbane, Queensland 4000
                              Australia

                              PG&E Gas Transmission Australia Pty Ltd., incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E Corporation Australian Holdings Pty, Ltd. PG&E Gas Transmission Australia Pty Ltd. was formed to pursue new business development opportunities in Australia.

       1.2.3.4.1.10.3.1.1.2. PG&E Gas Transmission Queensland Pty Ltd (formerly PGT Queensland Pty Ltd)
                              (GTQ)
                              Level 33, Waterfront Place
                              One Eagle Street
                              Brisbane, Queensland 4000
                              Australia

                              GTQ, incorporated under the laws of
                              Australia, is a wholly owned subsidiary of PG&E Corporation Australian Holdings Pty, Ltd. GTQ operated a natural gas pipeline and associated facilities in Australia capable of transporting natural gas within the State of Queensland.

       1.2.3.4.1.10.3.1.1.3. PG&E Gas Transmission Unit Holdings Pty Ltd (formerly PGT Victoria Pty Ltd.) (GTUH) Level 33, Waterfront Place
                              One Eagle Street
                              Brisbane, Queensland 4000
                              Australia

                              GTUH, incorporated under the laws of
                              Australia, is a wholly owned subsidiary of PG&E Corporation Australian Holdings Pty, Ltd. GTUH was created in anticipation of the expansion of business operations in Australia.

       1.2.3.4.1.10.3.1.1.4. PG&E Energy Trading Australia Pty Ltd Level 33, Waterfront Place
                              One Eagle Street
                              Brisbane, Queensland 4000
                              Australia

                              PG&E Energy Trading Australia Pty Ltd,
                              incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E Corporation Australian Holdings Pty, Ltd. PG&E Energy Trading Australia Pty Ltd sells natural gas and provides energy services.

       1.2.3.4.1.10.3.1.1.5.  PG&E Corporation Australia Pty Ltd.
                              (formerly PGT Australia Pty Ltd.)
                              Level 33, Waterfront Place
                              One Eagle Street
                              Brisbane, Queensland 4000
                              Australia

                              PG&E Corporation Australia Pty Ltd.,
                              incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E Corporation Australian Holdings Pty, Ltd. PG&E Corporation Australia Pty Ltd. provides corporate services.

       1.2.3.4.1.10.4.  PG&E Gas Transmission Bundaberg Pty Ltd.
                        Level 33, Waterfront Place
                        One Eagle Street
                        Brisbane, Queensland 4000
                        Australia

                        PG&E Gas Transmission Bundaberg Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc. and was created to develop projects.

       1.2.3.4.1.10.5.  Rocksavage Services I, Inc.
                        100% owned by PG&E International Inc.

                        One Market, Spear Tower, Suite 2400
                        San Francisco, CA 94105

       1.2.3.4.1.11.  PG&E Generating Company, LLC
                      (formerly U.S. Generating Company, LLC)
                      Delaware Limited Liability Company
                      100% owned by PG&E Shareholdings, Inc.

                      7500 Old Georgetown Rd., 13th Floor
                      Bethesda, MD 20814

       1.2.3.4.1.11.1.  PG&E Generating Energy Group, LLC
                        (formerly USGen Energy Group LLC)
                        Delaware Limited Liability Company
                        100% owned by PG&E Generating Company, LLC

                        7500 Old Georgetown Rd., 13th Floor
                        Bethesda, MD 20814

       1.2.3.4.1.11.1.1.  Badger Power Corporation
                          Delaware Corporation
                          100% owned by PG&E Generating Energy Group, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

       1.2.3.4.1.11.1.1.1.  Badger Generating Company, LLC
                            Delaware Limited Liability Company
                            99% owned by Badger Power Corporation
                            1% owned by PG&E Generating Energy Group, LLC

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.1.2.  Black Hawk Power Corporation
                          California Corporation
                          100% owned by PG&E Generating Energy Group, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.1.3.  Black Hawk III Power Corporation
                          California Corporation
                          100% owned by PG&E Generating Energy Group, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.1.3.1.  Lake Road Power I, LLC
                            Delaware Limited Liability Company
                            100% owned by Black Hawk III Power
                            Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.1.4.  Harlan Power Corporation
                          California Corporation
                          100% owned by PG&E Generating Energy Group, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.1.4.1.  Umatilla Generating Company, L.P.
                            Delaware Limited Partnership
                            51% owned by Harlan Power Corporation
                            49% owned by Juniper Power Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.1.5.  Peach I Power Corporation
                          Delaware Corporation
                          100% owned by PG&E Generating Energy Group, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

       1.2.3.4.1.11.1.6.  Peach IV Power Corporation
                          Delaware Corporation
                          100% owned by PG&E Generating Energy Group, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

       1.2.3.4.1.11.1.6.1.  Lake Road Power II, LLC
                            Delaware Limited Liability Corporation
                            100% owned by Peach IV Power Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814


       1.2.3.4.1.11.1.7.  Juniper Power Corporation
                          Delaware Corporation
                          100% owned by PG&E Generating Energy Group, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

       1.2.3.4.1.11.1.7.1.  Umatilla Generating Company, L.P.
                            Delaware Limited Partnership
                            51% owned by Black Harlan Power Corporation
                            49% owned by Juniper Power Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814


       1.2.3.4.1.11.1.8.  Plover Power Corporation
                          California Corporation
                          100% owned by PG&E Generating Energy Group, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.1.8.1.  Mantua Creek Urban Renewal, L.P.
                            Delaware Limited Partnership
                            51% owned by Plover Power Corporation
                            49% owned by Beech Power Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.1.9.  Beech Power Corporation
                          Delaware Corporation
                          100% owned by PG&E Generating Energy Group, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

1.2.3.4.1.11.1.9.1.  Mantua Creek Urban Renewal, L.P.
                            Delaware Limited Partnership
                            51% owned by Plover Power Corporation
                            49% owned by Beech Power Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.1.10.  Black Hawk II Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.1.10.1.  Millennium Power I, LLC
                             Delaware Limited Liability Company
                             100% owned by Black Hawk II Power
                             Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.1.11.  Peach III Power Corporation
                           Delaware corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.11.1.  Millennium Power II, LLC
                             Delaware Limited Liability Company
                             100% owned by Peach III Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.1.12.  Kennerdell Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.12.1.  Kennerdell Generating Company, LLC
                             Delaware Limited Liability Company
                             99% owned by Kennerdell Power Corporation
                             1% owned by PG&E Generating Energy Group,LLC

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.1.13.  La Paloma Power Corporation
                           Delaware corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.14.  Liberty Generating Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.14.1.  Liberty Generating Company, LLC
                             Delaware Limited Liability Company
                             99% owned by Liberty Generating Corporation
                             1% owned by PG&E Generating Energy Group,LLC

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.1.15.  Otay Mesa Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.15.1.  Otay Mesa Generating Company, LLC
                             Delaware Limited Liability Company
                             99% owned by Otay Mesa Power Corporation
                             1% owned by PG&E Generating Energy Group,LLC

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.1.16.  Bluebonnet Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.16.1.  Bluebonnet Generating Company, LLC
                             Delaware Limited Liability Company
                             99% owned by Bluebonnet Power Corporation
                             1% owned by PG&E Generating Energy Group,LLC

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.1.17.  First Arizona Land Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,
                           LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.18.  Harquahala Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.18.1.  Harquahala Generating Company, LLC
                             Delaware Limited Liability Company
                             99% owned by Harquahala Power Corporation
                             1% owned by PG&E Generating Energy Group,LLC


       1.2.3.4.1.11.1.19.  Madison Wind Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.19.1  Madison Windpower, LLC
                            Delaware Limited Liability Company
                            99% owned by Madison Wind Power Corporation
                            1% owned by PG&E Generating Energy Group, LLC

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.1.20.  Okeechobee Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.21.  PG&E Generating New England, Inc.
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.21.1.  PG&E Generating New England, LLC
                             Delaware Limited Liability Company
                             100% owned by PG&E Generating New England,
                             Inc.

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.1.22.  PG&E Dispersed Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.22.1. PG&E Dispersed Generating Company, LLC Delaware Limited Liability Company
                             99% owned by PG&E Dispersed Power
                             Corporation
                             1% owned by PG&E Generating Energy Group,LLC

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.1.23.  Covert Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Energy Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.1.23.1.  Covert Generating Company, LLC
                             Delaware Limited Liability Company
                             99% owned by Covert Power Corporation
                             1% owned by PG&E Generating Energy Group,LLC

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.  PG&E Generating Power Group, LLC
                        (formerly USGen Power Group, LLC)
                        Delaware Limited Liability Company
                        100% owned by PG&E Generating Company, LLC

                        7500 Old Georgetown Rd., 13th Floor
                        Bethesda, MD 20814

       1.2.3.4.1.11.2.1.  Aplomado Power Corporation
                          California Corporation
                          100% owned by PG&E Generating Power Group, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.2.2.  Beale Generating Company
                          (formerly J. Makowski Company, Inc.)
                          Delaware corporation
                          89% owned by PG&E Generating Power Group, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

       1.2.3.4.1.11.2.2.1. Indian Orchard Generating Company, Inc. Delaware Corporation
                            100% owned by Beale Generating Company

                            7500 Old Georgetown Road
                            Bethesda, MD 20814

       1.2.3.4.1.11.2.2.1.1.  Masspower, LLC
                              (formerly Masspower, Inc.)
                              Delaware Limited Liability Company
                              49% owned by Indian Orchard Generating
                              Company , Inc.

                              One Bowdoin Square
                              Boston, MA 02114

       1.2.3.4.1.11.2.2.2.  JMC Altresco, Inc.
                            Colorado corporation
                            100% owned by Beale Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.2.2.1.  Altresco, Inc.
                              Colorado corporation
                              100% owned by JMC Altresco, Inc.

                              One Bowdoin Square
                              Boston, MA 02114

       1.2.3.4.1.11.2.2.2.2.  Berkshire Pittsfield, Inc.
                              Colorado corporation
                              100% owned by JMC Altresco, Inc.

                              One Bowdoin Square
                              Boston, MA 02114

       1.2.3.4.1.11.2.2.2.2.1.  Berkshire Feedline Acquisition Limited
                                Partnership

                                Massachusetts partnership
                                1% owned by Berkshire Pittsfield, Inc.

                                One Bowdoin Square
                                Boston, MA 02114

       1.2.3.4.1.11.2.2.2.3.  Pittsfield Partners, Inc.
                              Colorado corporation
                              100% owned by JMC Altresco, Inc.

                              One Bowdoin Square
                              Boston, MA 02114

       1.2.3.4.1.11.2.2.3.  JMC Iroquois, Inc.
                            Delaware corporation
                            100% owned by Beale Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.2.3.1.  Iroquois Gas Transmission System
                              Delaware partnership
                              4.93% owned by JMC Iroquois, Inc.

                              One Bowdoin Square
                              Boston, MA 02114

       1.2.3.4.1.11.2.2.4.  JMC Selkirk Holdings, Inc.
                            Delaware corporation
                            100% owned by Beale Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.2.4.1.  JMC Selkirk, Inc.
                              Delaware corporation
                              100% owned by JMC Selkirk Holdings, Inc.

                              One Bowdoin Square
                              Boston, MA 02114

       1.2.3.4.1.11.2.2.4.1.1.  PentaGen Investors, L.P.
                                (formerly JMCS I Investors, L.P.)
                                Delaware partnership
                                46.57%owned by JMC Selkirk, Inc.
                                3.43% owned by JMCS I Holdings, Inc.

                                One Bowdoin Square
                                Boston, MA 02114

       1.2.3.4.1.11.2.2.4.2.  JMCS I Holdings, Inc.
                              Delaware corporation
                              100% owned by JMC Selkirk Holdings, Inc.

                              One Bowdoin Square
                              Boston, MA 02114

       1.2.3.4.1.11.2.2.4.2.1.  PentaGen Investors, L.P.
                                (formerly JMCS I Investors, L.P.)
                                Delaware partnership
                                46.57%owned by JMC Selkirk, Inc.
                                3.43% owned by JMCS I Holdings, Inc.

                                One Bowdoin Square
                                Boston, MA 02114

       1.2.3.4.1.11.2.2.5.  Orchard Gas Corporation
                            Delaware corporation
                            100% owned by Beale Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.3.  Mason Generating Company
                          Delaware corporation
                          89% owned by PG&E Generating Power Group, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

       1.2.3.4.1.11.2.3.1.  Bowdoin Storage Services, Inc.
                            Delaware corporation
                            100% owned by Mason Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.3.2.  J. Makowski Associates, Inc.
                            Massachusetts corporation
                            100% owned by Mason Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.3.3.  JMC Avoca, Inc.
                            Delaware corporation
                            100% owned by Mason Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.3.3.1.  Avoca Natural Gas Storage
                              New York general partnership
                              46.88% owned by JMC Avoca, Inc.

                              One Bowdoin Square
                              Boston, MA 02114

       1.2.3.4.1.11.2.3.4.  JMC Cayuta, Inc.
                            Delaware Corporation
                            100% owned by Mason Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.3.5.  JMC Steuben, Inc.
                            Delaware Corporation
                            100% owned by Mason Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.3.6.  Steuben Pipeline Services, Inc.
                            Delaware Corporation
                            100% owned by Mason Generating Company

                            One Bowdoin Square
                            Boston, MA 02114

       1.2.3.4.1.11.2.4.  Black Hawk I Power Corporation
                          California Corporation
                          100% owned by PG&E Generating Power Group, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.2.5.  Peach II Power Corporation
                          Delaware Corporation
                          100% owned by PG&E Generating Power Group, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

       1.2.3.4.1.11.2.6.  Brodia Enterprises
                          California Corporation
                          100% owned by PG&E Generating Power Group, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.2.6.1.  Wallkill Generating Company, L.P.
                            Delaware Limited Partnership
                            51% owned by Brodia Enterprises
                            49% owned by Dogwood Power Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.2.7.  Dogwood Power Corporation
                          Delaware Corporation
                          100% owned by PG&E Generating Power Group, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

       1.2.3.4.1.11.2.7.1.  Wallkill Generating Company, L.P.
                            Delaware Limited Partnership
                            51% owned by Brodia Enterprises
                            49% owned by Dogwood Power Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.2.8.  Eagle Power Corporation
                          California Corporation
                          100% owned by PG&E Generating Power Group, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.2.8.1.  Granite Generating Company, L.P.
                            Delaware Limited Partnership
                            50% owned by Eagle Power Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.2.8.1.1.  Granite Water Supply Company, Inc.
                              Delaware Corporation
                              100% owned by Granite Generating Company,
                              L.P.

                              7500 Old Georgetown Rd., 13th Floor
                              Bethesda, MD 20814

       1.2.3.4.1.11.2.8.2.  Keystone Cogeneration Company, L.P.
                            Delaware Limited Partnership
                            50% owned by Eagle Power Corporation

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.2.9.  Larkspur Power Corporation
                          California Corporation
                          100% owned by PG&E Generating Power Group, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.2.10.  Buckeye Power Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.2.11.  Raptor Holdings Company
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.11.1.  Gray Hawk Power Corporation
                             Delaware Corporation
                             100% owned by Raptor Holdings Company

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.11.1.1.  Cedar Bay Cogeneration, Inc.
                               Delaware Corporation
                               100% owned by Gray Hawk Power Corporation

                               7500 Old Georgetown Rd., 13th Floor
                               Bethesda, MD 20814

       1.2.3.4.1.11.2.11.2.  PG&E Management Services Company
                             California Corporation
                             100% owned by Raptor Holdings Company

                             100 Pine Street, 20th Floor
                             San Francisco, CA 94111

       1.2.3.4.1.11.2.12.  Red Tail Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.13.  Toyan Enterprises
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.2.13.1.  Indiantown Project Investment Partnership,
                             L.P.
                             Delaware Limited Partnership
                             24.817% owned by Toyan Enterprises

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.14.  Spruce Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.2.14.1.  Spruce Limited Partnership
                             Delaware Limited Partnership
                             34% owned by Spruce Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.14.2.  Colstrip Energy Limited Partnership
                             Montana Limited Partnership
                             37.5% owned by Harrier Power Corporation
                             37.5% owned by Spruce Limited Partnership

                             314 N. Last Chance Gulch
                             Helena, MT 59624

       1.2.3.4.1.11.2.15.  Sycamore Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.2.16.  Willow Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Power Group,LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.2.16.1. Rotterdam Generating Company, L.P. Delaware Limited Partnership
                             49% owned by Cormorant Power Corporation
                             49% owned by Willow Power Corporation
                             2% owned by PG&E Shareholdings, Inc.

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.17.  Merlin Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.17.1.  Fellows Generating Company, L.P.
                             Delaware Limited Partnership
                             51% owned by Merlin Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.18.  Osprey Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.18.1. East Syracuse Generating Company, L.P. Delaware Limited Partnership
                             50% owned by Osprey Power Corporation
                             50% owned by Magnolia Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.18.2.  Magnolia Power Corporation
                             Delaware Corporation
                             100% owned by Osprey Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.18.2.1. East Syracuse Generating Company, L.P. Delaware Limited Partnership
                               50% owned by Osprey Power Corporation
                               50% owned by Magnolia Power Corporation

                               7500 Old Georgetown Rd., 13th Floor
                               Bethesda, MD 20814

       1.2.3.4.1.11.2.19.  Pacific Energy Services Company
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.20.  Pelican Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.20.1.  Okeelanta Power Limited Partnership
                             Delaware Limited Partnership
                             37.54% owned by Pelican Power Corporation

                             316 Royal Poinciana Plaza
                             Palm Beach, FL 33480

       1.2.3.4.1.11.2.21.  Peregrine Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.22.  Harrier Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.22.1.  Colstrip Energy Limited Partnership
                             Montana Limited Partnership
                             37.5% owned by Harrier Power Corporation
                             37.5% owned by Spruce Limited Partnership

                             314 N. Last Chance Gulch
                             Helena, MT 59624

       1.2.3.4.1.11.2.23.  Heron Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.23.1.  Gator Generating Company, L.P.
                             Delaware Limited Partnership
                             79.2% owned by Heron Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.24.  Jaeger Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.25.  Kestrel Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.26.  Goshawk Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.27.  Falcon Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.27.1.  Scrubgrass Power Corp.
                             Pennsylvania Corporation
                             100% owned by Falcon Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.28.  Dogwood I Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.2.28.1.  Wallkill Transport Company, L.P.
                             Delaware Limited Partnership
                             51% owned by Brodia I Enterprises
                             49% owned by Dogwood I Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.29.  Eucalyptus Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.2.29.1.  Citrus Generating Company, L.P.
                             Delaware Limited Partnership
                             49% owned by Cooper's Hawk Power Corporation
                             49% owned by Eucalyptus Power Corporation
                             2% owned by PG&E Shareholdings, Inc.

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.30.  White Tail Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.31.  Jacaranda Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.2.32.  Ibis Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.33.  Brodia I Enterprises
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.33.1.  Wallkill Transport Company, L.P.
                             Delaware Limited Partnership
                             51% owned by Brodia I Enterprises
                             49% owned by Dogwood I Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

       1.2.3.4.1.11.2.34.  Caracara Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.35.  Cooper's Hawk Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.35.1.  Citrus Generating Company, L.P.
                             Delaware Limited Partnership
                             49% owned by Cooper's Hawk Power Corporation
                             49% owned by Eucalyptus Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

                             The 2% interest is held by PG&E Generating
                             Company

       1.2.3.4.1.11.2.36.  Cormorant Power Corporation
                           California Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           100 Pine Street, 20th Floor
                           San Francisco, CA 94111

       1.2.3.4.1.11.2.36.1.  Rotterdam Generating Company, L.P.
                             Delaware Limited Partnership
                             49% owned by Cormorant Power Corporation
                             49% owned by Willow Power Corporation

                             7500 Old Georgetown Rd., 13th Floor
                             Bethesda, MD 20814

                             2% interest is held by PG&E Generating
                             Company

       1.2.3.4.1.11.2.37.  Larch Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.2.38.  Loon Power Corporation
                           Delaware Corporation
                           100% owned by PG&E Generating Power Group, LLC

                           7500 Old Georgetown Rd., 13th Floor
                           Bethesda, MD 20814

       1.2.3.4.1.11.3.  PG&E Generating Services, LLC
                        Delaware Limited Liability Company
                        100% owned by PG&E Generating Company, LLC

                        7500 Old Georgetown Rd., 13th Floor
                        Bethesda, MD 20814

       1.2.3.4.1.11.3.1.  J. Makowski Pittsfield, Inc.
                          Delaware Corporation
                          100% owned by PG&E Generating Services, LLC

                          One Bowdoin Square
                          Boston, MA 02114

       1.2.3.4.1.11.3.2.  J. Makowski Services, Inc.
                          Delaware Corporation
                          100% owned by PG&E Generating Services, LLC

                          One Bowdoin Square
                          Boston, MA 02114

       1.2.3.4.1.11.3.3.  JMCS I Management, Inc.
                          Delaware Corporation
                          100% owned by PG&E Generating Services, LLC

                          One Bowdoin Square
                          Boston, MA 02114

       1.2.3.4.1.11.3.4.  USGen Fuel Services, Inc.
                          (formerly JMC Fuel Services, Inc.)
                          Delaware Corporation
                          100% owned by PG&E Generating Services, LLC

                          One Bowdoin Square
                          Boston, MA 02114

       1.2.3.4.1.11.3.5.  PG&E Operating Services Holdings, Inc.
                          (formerly PG&E Operating Services Company)
                          California Corporation
                          100% owned by PG&E Generating Services, LLC

                          100 Pine Street, 20th Floor
                          San Francisco, CA 94111

       1.2.3.4.1.11.3.5.1.  USOSC Holdings, Inc.
                            Delaware Corporation
                            100% owned by PG&E Operating Services
                            Holdings, Inc.

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.3.5.1.1.  PG&E Operating Services Company
                              (formerly U.S. Operating Services Company)
                              California General Partnership
                              98% owned by PG&E Operating Services
                              Holdings, Inc.
                              2% owned by USOSC Holdings, Inc.

                              7500 Old Georgetown Rd., 13th Floor
                              Bethesda, MD 20814

       1.2.3.4.1.11.3.6.  USGen Holdings, Inc.
                          Delaware Corporation
                          100% Owned by PG&E Generating Services, LLC

                          7500 Old Georgetown Rd., 13th Floor
                          Bethesda, MD 20814

       1.2.3.4.1.11.3.6.1.  PG&E Generating Company
                            (formerly U.S. Generating Company)
                            California General Partnership
                            98% owned by PG&E Operating Services, LLC
                            2% owned by USGen Holdings, Inc.

                            7500 Old Georgetown Rd., 13th Floor
                            Bethesda, MD 20814

       1.2.3.4.1.11.3.6.1.1.  First Oregon Land Corporation
                              Delaware Corporation
                              100% owned by PG&E Generating Company

                              7500 Old Georgetown Rd., 13th Floor
                              Bethesda, MD 20814

       1.2.3.4.1.11.3.6.1.2.  Topaz Power Corporation
                              Delaware Corporation
                              100% owned by PG&E Generating Company

                              7500 Old Georgetown Rd., 13th Floor
                              Bethesda, MD 20814

       1.2.3.4.1.11.3.6.1.2.1.  Carneys Point Generating Company
                                Delaware General Partnership
                                50% owned by Topaz Power Corporation
                                50% owned by Garnet Power Corporation

                                7500 Old Georgetown Rd., 13th Floor
                                Bethesda, MD 20814

       1.2.3.4.1.11.3.6.1.3.  Garnet Power Corporation
                              Delaware Corporation
                              100% owned by PG&E Generating Company

                              7500 Old Georgetown Rd., 13th Floor
                              Bethesda, MD 20814

       1.2.3.4.1.11.3.6.1.3.1.  Carneys Point Generating Company
                                Delaware Partnership
                                50% owned by Topaz Power Corporation
                                50% owned by Garnet Power Corporation

                                7500 Old Georgetown Rd., 13th Floor
                                Bethesda, MD 20814

       1.2.3.4.1.12.  Valley Real Estate, Inc.
                      California Corporation
                      100% owned by PG&E Shareholdings, Inc.

                      One Market, Spear Tower, Suite 2400
                      San Francisco, CA 94105

                      Real estate development.

       1.2.3.4.2.  PG&E Overseas, Inc.
                   California corporation
                   100% owned by PG&E Enterprises

                   One Market, Spear Tower, Suite 2400
                   San Francisco, CA 94105

                   A wholly-owned, non-regulated subsidiary of PG&E Enterprises; U.S. shareholder of PG&E Overseas, Ltd. and PG&E Overseas II, Ltd.

       1.2.3.4.2.1.  PG&E Australia
                     California corporation
                     100% owned by PG&E Overseas, Inc.

                     One Market, Spear Tower, Suite 2400
                     San Francisco, CA 94105

                     A wholly-owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E Overseas, Inc. for business development in Australia.

       1.2.3.4.2.2.  PG&E Overseas, Ltd.
                     Cayman Islands company

                     Maples & Calder
                     P.O. Box 309
                     George Town, Grand Cayman
                     Cayman Islands, B.W.I.

                     A wholly-owned, indirect subsidiary of PG&E
                     Enterprises through its ownership of PG&E Overseas, Inc.; holding company for PG&E Pacific I, Ltd. and PG&E Pacific II, Ltd.

       1.2.3.4.2.2.1.  PG&E Pacific I, Ltd.
                       Cayman Islands company

                       Maples & Calder
                       P.O. Box 309
                       George Town, Grand Cayman
                       Cayman Islands, B.W.I.

                       A non-regulated indirect subsidiary of PG&E
                       Enterprises through its ownership of PG&E Overseas Inc.; an overseas distribution company of PG&E Overseas, Ltd.

       1.2.3.4.2.2.2.  PG&E Pacific II, Ltd.
                       Cayman Islands company

                       Maples & Calder
                       P.O. Box 309
                       George Town, Grand Cayman
                       Cayman Islands, B.W.I.

                       A non-regulated indirect subsidiary of PG&E
                       Enterprises through its ownership of PG&E Overseas Inc.; an overseas distribution company of PG&E Overseas, Ltd.

       1.2.3.4.3.  Quantum Ventures
                   California corporation
                   100% owned by PG&E Enterprises

                   One Market, Spear Tower, Suite 2400
                   San Francisco, CA 94105

                   A wholly-owned, non-regulated subsidiary of PG&E Enterprises; holding company for PG&E Energy Services Corporation.

       1.2.3.4.3.1.  PG&E Energy Services Corporation
                     (formerly Vantus Energy Corporation)
                     California corporation
                     100% owned by Quantum Ventures

                     345 California Street, Suite 2600
                     San Francisco, CA 94104

       1.2.3.4.3.1.1.  Barakat & Chamberlin, Inc.
                       California Corporation
                       100% owned by PG&E Energy Services Corporation

                       345 California Street, Suite 2600
                       San Francisco, CA 94104

       1.2.3.4.3.1.2.  Creston Financial
                       California Corporation
                       100% owned by PG&E Energy Services Corporation

                       345 California Street, Suite 2600
                       San Francisco, CA 94104

       1.2.3.4.3.1.3.  PGCH, Inc.
                       Delaware Corporation
                       50% owned by PG&E Energy Services Corporation

                       c/o The Corporation Trust Company
                       3 Hutton Centre Drive
                       Santa Ana, CA 92707

       1.2.3.4.3.1.4.  Real Estate Energy Solutions, LLC
                       Delaware limited liability company
                       50% owned by PG&E Energy Services Corporation 50% owned by Jones Lang LaSalle Management
                       Services, Inc.

                       888 S.W. Fifth Avenue, Suite 1050
                       Portland, OR 97204

       1.2.3.5.  PG&E Gas Transmission Corporation
                 formerly PG&E Gas Holdings (Gas Transmission)
                 2100 SW River Parkway
                 Portland, OR 97201

                 Gas Transmission, incorporated under the laws of the State of California, is a gas holding company and is a wholly owned subsidiary of PG&E National Energy Group, Inc. (formerly PG&E Diversified Investments, Inc.)

       1.2.3.5.1.  PG&E Gas Transmission, Northeast Corporation
                   2100 SW River Parkway
                   Portland, Oregon  97201

                   PG&E Gas Transmission, Northeast Corporation, incorporated under the laws of the State of California, is a wholly owned subsidiary of Gas Transmission. PG&E Gas Transmission, Northeast Corporation was created to pursue business opportunities in the Northeast United States.

       1.2.3.5.2. PG&E Gas Transmission, Northwest Corporation (formerly Pacific Gas Transmission Company)
                   2100 SW River Parkway
                   Portland, Oregon  97201

                   PG&E Gas Transmission, Northwest Corporation, incorporated under the laws of the State of California, is a wholly owned subsidiary of Gas Transmission. PG&E Gas Transmission, Northwest Corporation owns and operates gas transmission pipelines and associated facilities capable of transporting natural gas from the Canadian-U.S. border to the Oregon-California border.

       1.2.3.5.2.1.  Pacific Gas Transmission International, Inc.
                     2100 SW River Parkway
                     Portland, Oregon  97201

                     Pacific Gas Transmission International, Inc.
                     incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E Gas Transmission, Northwest Corporation. Pacific Gas Transmission International, Inc. previously owned 99% of the beneficial interest of PGT
                     Queensland Unit Trust.

       1.2.3.5.2.2.  Pacific Gas Transmission Company
                     2100 SW River Parkway
                     Portland, Oregon  97201

                     Pacific Gas Transmission Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E Gas Transmission, Northwest Corporation. Pacific Gas Transmission Company was created to pursue business opportunities in the natural gas business in the United States.

       1.2.3.6.  PG&E Gas Transmission, Texas Corporation (GTT)
                 7330 San Pedro Avenue, Suite 400
                 San Antonio, TX 78216-6236

                 GTT, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E National Energy Group, Inc. GTT is a holding company for businesses owning Texas natural gas pipelines, natural gas storage facilities, and natural gas processing plants.

       1.2.3.6.1.  PG&E Texas Natural Gas Company
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   PG&E Texas Natural Gas Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of GTT. PG&E Texas Natural Gas Company is a holding company and serves as a general partner of PG&E Texas Gas Partners, L.P., PG&E Texas Management Partnership, L.P., and PG&E-Tex, L.P.

       1.2.3.6.1.1.  PG&E Texas Pipeline Company
                     7330 San Pedro Avenue, Suite 400
                     San Antonio, TX 78216-6236

                     PG&E Texas Pipeline Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E Texas Pipeline Company serves as a general partner of PG&E Texas Pipeline, L.P. and PG&E Texas LDC, L.P.

       1.2.3.6.1.1.1.  VT Company
                       1201 North Market Street
                       Wilmington, DE 19899

                       VT Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Pipeline Company. VT Company owns a limited partnership interest in PG&E Texas Gas Partners, L.P.

       1.2.3.6.1.1.2.  PG&E Texas Gas Partners, L.P.
                       7330 San Pedro Avenue, Suite 400
                       San Antonio, TX 78216-6236

                       PG&E Texas Gas Partners, L.P., formed under the laws of the State of Delaware, is owned 49.3% by PG&E Texas Pipeline Company, 46.7% by VT Company, 2.7% by PG&E Hydrocarbons Company, 0.3% by PG&E Texas Energy Company, and 1% by PG&E Texas Natural Gas Company. PG&E Texas Gas Partners, L.P. is a natural gas holding company.

       1.2.3.6.1.1.2.1.  PG&E-Tex, L.P.
                         7330 San Pedro Avenue, Suite 400
                         San Antonio, TX 78216-6236

                         PG&E-Tex, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Gas Partners, L.P., and 1% by PG&E Texas Natural Gas Company. PG&E-Tex, L.P. owns, operates, and leases gas-related facilities.
       1.2.3.6.1.1.2.2.  PG&E Texas Management Partnership, L.P.
                         7330 San Pedro Avenue, Suite 400
                         San Antonio, TX 78216-6236

                         PG&E Texas Management Partnership, L.P., formed State of Delaware, is owned 99% by PG&E Texas Gas Partners, L.P., and 1% by PG&E Texas Natural Gas Company. PG&E Texas Management Partnership, L.P. serves as a limited partner of PG&E Hydrocarbons, L.P., PG&E NGL Marketing, L.P., PG&E Texas Pipeline, L.P., PG&E Texas LDC, L.P., PG&E Reata Energy, L.P., PG&E Rivercity Energy, L.P., PG&E Texas VGM, L.P., and PG&E Texas Industrial Energy, L.P.

       1.2.3.6.1.1.2.2.1.  PG&E Hydrocarbons, L.P.
                           7330 San Pedro Avenue, Suite 400
                           San Antonio, TX 78216-6236


                           PG&E Hydrocarbons, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Hydrocarbons Company. PG&E Hydrocarbons, L.P. processes natural gas.

       1.2.3.6.1.1.2.2.2.  PG&E NGL Marketing, L.P.
                           7330 San Pedro Avenue, Suite 400
                           San Antonio, TX 78216-6236

                           PG&E NGL Marketing, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Hydrocarbons Company. PG&E NGL Marketing, L.P. owns natural gas pipelines and markets natural gas liquids.

       1.2.3.6.1.1.2.2.3.  PG&E Texas Pipeline, L.P.
                           7330 San Pedro Avenue, Suite 400
                           San Antonio, TX 78216-6236

                           PG&E Texas Pipeline, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Texas Pipeline Company. PG&E Texas Pipeline, L.P. owns and operates natural gas pipelines and related assets.

       1.2.3.6.1.1.2.2.3.1.  PG&E West Texas Pipeline Company
                             7330 San Pedro Avenue, Suite 400
                             San Antonio, TX 78216-6236

                             PG&E West Texas Pipeline Company, a Texas joint venture, is 50% owned by PG&E Texas Pipeline, L.P., and 50% owned by PG&E Gas Transmission Teco, Inc. PG&E West Texas Pipeline Company operates natural gas pipelines.

       1.2.3.6.1.1.2.2.4.  PG&E Texas LDC, L.P.
                           7330 San Pedro Avenue, Suite 400
                           San Antonio, TX 78216-6236

                           PG&E Texas LDC, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Texas Pipeline Company. PG&E Texas LDC, L.P. is engaged in natural gas intrastate transmission.

       1.2.3.6.1.1.2.2.5.  PG&E Reata Energy, L.P.
                           7330 San Pedro Avenue, Suite 400
                           San Antonio, TX 78216-6236

                           PG&E Reata Energy, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Texas Energy Company. PG&E Reata Energy, L.P. markets gas.

       1.2.3.6.1.1.2.2.6.  PG&E Rivercity Energy, L.P.
                           7330 San Pedro Avenue, Suite 400
                           San Antonio, TX 78216-6236

                           PG&E Rivercity Energy, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Texas Energy Company. PG&E Rivercity Energy, L.P. markets gas.

       1.2.3.6.1.1.2.2.7.  PG&E Texas VGM, L.P.
                           7330 San Pedro Avenue, Suite 400
                           San Antonio, TX 78216-6236

                           PG&E Texas VGM, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Energy Trading Holdings Corporation.
                           PG&E Texas VGM, L.P. markets gas.

       1.2.3.6.1.1.2.2.8.  PG&E Texas Industrial Energy, L.P.
                           7330 San Pedro Avenue, Suite 400
                           San Antonio, TX 78216-6236

                           PG&E Texas Industrial Energy, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Texas Energy Company. PG&E Texas Industrial Energy, L.P. markets gas.

       1.2.3.6.1.2.  PG&E Hydrocarbons Company
                     7330 San Pedro Avenue, Suite 400
                     San Antonio, TX 78216-6236

                     PG&E Hydrocarbons Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E Hydrocarbons Company serves as a general partner of PG&E Hydrocarbons, L.P. and PG&E NGL Marketing, L.P.

       1.2.3.6.1.3.  PG&E Texas Field Services Company
                     7330 San Pedro Avenue, Suite 400
                     San Antonio, TX 78216-6236

                     PG&E Texas Field Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E Texas Field Services Company is engaged in gas gathering and related services.

       1.2.3.6.1.4.  PG&E Texas Gas Storage Company
                     7330 San Pedro Avenue, Suite 400
                     San Antonio, TX 78216-6236

                     PG&E Texas Gas Storage Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E Texas Gas Storage Company leases a gas storage cavern.

       1.2.3.6.1.5.  PG&E Texas Hub Services Company
                     7330 San Pedro Avenue, Suite 400
                     San Antonio, TX 78216-6236


                     PG&E Texas Hub Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E Texas Hub Services Company provides title transfer tracking service for the Kansas City Board of Trade.

       1.2.3.6.1.6.  PG&E Energy Trading Holdings Corporation
                     7330 San Pedro Avenue, Suite 400
                     San Antonio, TX 78216-6236

                     PG&E Energy Trading Holdings Corporation, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E Energy Trading Holdings Corporation serves as a general partner of PG&E Texas VGM, L.P.

       1.2.3.6.1.6.1.  PG&E Texas Energy Company
                       7330 San Pedro Avenue, Suite 400
                       San Antonio, TX 78216-6236

                       PG&E Texas Energy Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Energy Trading Holdings Corporation. PG&E Texas Energy Company serves as a general partner of PG&E Reata Energy, L.P., PG&E Rivercity Energy, L.P., and PG&E Texas Industrial Energy, L.P.

       1.2.3.6.2.  PG&E Texas Management Company
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   PG&E Texas Management Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of GTT. PG&E Texas Management Company provides administrative services.

       1.2.3.7.  PG&E Gas Transmission Teco, Inc.
                 7330 San Pedro Avenue, Suite 400
                 San Antonio, TX 78216-6236

                 PG&E Gas Transmission Teco, Inc., incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E National Energy Group, Inc.
                 PG&E Gas Transmission Teco, Inc. has investments in natural gas pipelines, and gas gathering and processing facilities.

       1.2.3.7.1.  Teco Gas Gathering Company
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   Teco Gas Gathering Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc.
                   and is in the gas gathering business.

       1.2.3.7.2.  Teco Gas Marketing Company
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   Teco Gas Marketing Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc.
                   Teco Gas Marketing Company markets gas.

       1.2.3.7.3.  Teco Gas Processing Company
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   Teco Gas Processing Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. and processes gas.

       1.2.3.7.4.  Teco Gas Services Company
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   Teco Gas Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. Teco Gas Services Company markets gas.

       1.2.3.7.4.1.  San Jacinto Industrial Gas Company
                     7330 San Pedro Avenue, Suite 400
                     San Antonio, TX 78216-6236

                     San Jacinto Industrial Gas Company, a Texas general partnership, is owned 50% by Teco Gas Services Company and 50% by PanEnergy Marketing Company
                     (not affiliated with Claimant).  San Jacinto
                     Industrial Gas Company is engaged in natural gas marketing.

       1.2.3.7.5.  Teco Industrial Gas Company
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   Teco Industrial Gas Company, incorporated under the laws of the State of Delaware is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. Teco Industrial Gas Company serves as a 50% general partner in San Jacinto Gas Transmission Company.

       1.2.3.7.5.1.  San Jacinto Gas Transmission Company
                     7330 San Pedro Avenue, Suite 400
                     San Antonio, TX 78216-6236

                     San Jacinto Gas Transmission Company, a Texas general partnership, is owned 50% by Teco Industrial Gas Company and 50% by Centana Intrastate Pipeline Company (not affiliated with Claimant) and it owns an intrastate pipeline.

       1.2.3.7.6.  MidTexas Pipeline Company
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   MidTexas Pipeline Company, a Texas general partnership, is owned 50% by PG&E Gas Transmission Teco, Inc. and 50% by Houston Pipe Line Company (not affiliated with Claimant). MidTexas Pipeline Company owns an intrastate natural gas pipeline.

       1.2.3.7.7.  Jackson County Pipeline System
                   [also known as Toro Grande and Edna (Campeon)
                   System]
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   Jackson County Pipeline System, a Texas joint venture, is owned 50% by PG&E Gas Transmission Teco, Inc. and 50% by Gateway Energy Corporation (not affiliated with Claimant). Jackson County Pipeline System owns an intrastate natural gas pipeline and gathering system.

       1.2.3.7.8.  PG&E West Texas Pipeline Company
                   7330 San Pedro Avenue, Suite 400
                   San Antonio, TX 78216-6236

                   PG&E West Texas Pipeline Company, a Texas joint venture, is 50% owned by PG&E Texas Pipeline, L.P. and 50% owned by PG&E Gas Transmission Teco, Inc.
                   PG&E West Texas Pipeline Company operates natural gas pipelines.

       1.2.4.  PG&E Strategic Capital, Inc.
               One Market, Spear Tower, Suite 2400
               San Francisco, CA 94105

               PG&E Strategic Capital, Inc., incorporated under the laws of Delaware, is a wholly-owned subsidiary of PG&E
               Corporation. PG&E Strategic Capital, Inc. was formed for general business purposes.


2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

2.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935 and do not own any such properties.

2.2 Pacific Gas and Electric Company is a public utility company. Pacific Gas and Electric Company owns and operates the following generation plants, all located in California:

                                                     Net Operating
Generation             County         Number of      Capacity in
   Type                Location         Units        Kilowatts (kW)
==========             ========       =========      =============
Hydroelectric:
 Conventional          16 counties
  Plants (1)           in Northern
                       and Central
                       California         107           2,684,100
 Helms Pumped
 Storage Plant (1)     Fresno               3           1,212,000
                                          ---           ---------
Hydroelectric Subtotal                    110           3,896,100
                                          ---           ---------

Steam Plants:
 Humboldt Bay          Humboldt             2             105,000
 Hunters Point (2)     San Francisco        3             377,000
                                          ---           ---------
Steam Subtotal                              5             482,000
                                          ---           ---------

Combustion Turbines:
 Hunters Point (2)     San Francisco         1             52,000
 Mobile Turbines (3)   Humboldt and
                       Mendocino             3             45,000
                                           ---          ---------
Combustion Turbines Subtotal                 4             97,000

Nuclear:
 Diablo Canyon         San Luis Obispo       2          2,160,000
                                           ---          ---------

Total                                      121          6,635,100
                                           ---          ---------


   (1) In September 1999, Pacific Gas and Electric Company (Utility) filed an application with the CPUC to determine the market value of the Utility's hydroelectric generating facilities and related assets through an open competitive auction.

   (2) In July 1998, the Utility reached an agreement with the City and County of San Francisco regarding the Hunters Point fossil-fueled power plant, which the Independent System Operator (ISO) has designated as a must run facility. The agreement expresses the Utility's intention to retire the plant when it is no longer needed by the ISO.

   (3) Listed to show capability: subject to relocation within the system as required.

Pacific Gas and Electric Company's electric transmission system consists of approximately 18,624 circuit miles of interconnected transmission lines of 60 kilovolt (kV) to 500 kV and transmission substations having a capacity of approximately 42,106,600 kilovolt-amperes (Kva), including spares, excluding power plant interconnection facilities. Energy is distributed to customers through approximately 113,289 miles of distribution system and distribution substations having a capacity of approximately 23,773,000 kVa.

In 1998, Pacific Gas and Electric Company relinquished control, but not ownership, of its transmission facilities to the ISO. The operation of the transmission system in California, including facilities owned by Pacific Gas and Electric Company, is under the control of the ISO in connection with the electric industry restructuring.

Pacific Gas and Electric Company owns and operates an integrated gas transmission, storage, and distribution system in California. The Utility's system consisted of approximately 6.225 miles of transmission pipelines, three gas storage facilities, and approximately 37,487 miles of gas distribution lines.



3. The following information for the year ending December 31, 1999 with respect to claimant and each of its subsidiary public utility companies:

 a) Number of kilowatt-hours (kWh) of electric energy sold ( at retail or wholesale) and thousand cubic feet (Mcf) of natural or manufactured gas distributed at retail.

 b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

 c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

 d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

     3.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935.


     3.2 Pacific Gas and Electric company is a public utility company located in the State of California.

           Pacific Gas and Electric Company                        Year
           (in millions)                                          ending
                                                                12/31/99

           Number of kwh of electric energy
           sold at retail or wholesale                             79,230

           Number of Mcf of natural or
           manufactured gas distributed
           at retail                                                  793

           Number of kwh of electric energy
           distributed at retail outside
           the State                                                    0

           Number of Mcf of natural or
           manufactured gas distributed at
           retail outside the State                                     0

           Number of kwh of electric energy
           sold at wholesale outside the
           State or at the State line                                   0

           Number of Mcf of natural or
           manufactured gas sold at wholesale
           outside the State or at the State
           line                                                        43

           Number of kwh of electric energy
           purchased outside the State or
           at the State line                                            0

           Number of Mcf of natural or
           manufactured gas purchased outside
           the State or at the State line                            338



4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility holding company, stating monetary amounts in United States dollars:



a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution or electric energy for sale or for the distribution at retail of natural or manufactured gas.
b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.
c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.
d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.
e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.


    4.1.  PITTSFIELD GENERATING COMPANY, L.P. [EWG]

          a)  Pittsfield Generating Company, L.P.
              235 Merrill Road
              Pittsfield, MA 01202

              Pittsfield Generating Company, L.P. is a 165 megawatt (MW) combined cycle, natural gas-fired cogeneration facility (the "Facility") selling power to Commonwealth Electric Company, Cambridge Electric Company, and USGen New
              England, Inc. and selling steam to General Electric
              Company.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly USGen Power Group, LLC), which owns 89% of Beale Generating Company (formerly J. Makowski Company, Inc.), which owns 100% of JMC Altresco, Inc., which through its subsidiaries, Altresco, Inc. (99% GP) and Pittsfield Partners, Inc. (1% L.P.), owns 100% of Pittsfield Generating Company, L.P.

          c) J. Makowski Company, Inc. acquired Pittsfield Generating Company, L.P. for $4,330,000, plus liabilities valued at $3,092,000 for a total investment of $7,422,000 on September 21, 1993. The Facility went into commercial operation on September 1, 1990. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition of J. Makowski Company, Inc. by its second-tier subsidiary, Beale Generating Company.

          d)  Total equity as of December 31, 1999 = $26,550,818.
              Net income for the twelve months ended December 31, 1999 = $12,961,863.

          e) PG&E Operating Services Company (formerly, U.S. Operating Services Company) provides operations and maintenance services to Pittsfield Generating Company, L.P. PG&E Operating Services Company earns a base fee of $400,000 per annum plus performance bonuses, together with reimbursement of its direct costs.

              Pittsfield Generating Company, L.P. has gas enabling agreements with Selkirk Cogen Partners, PG&E Energy
              Trading - Gas Corporation, and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

              Pittsfield Generating Company, L.P. has a fuel transportation agreement with Berkshire Gas Company, an unaffiliated entity which leases a section of pipeline serving the Facility from Berkshire Feedline Acquisition Limited Partnership. Berkshire Feedline Acquisition Limited Partnership receives lease payments of approximately $1.8 million per annum on this section of pipeline.

              Pittsfield Generating Company, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


        4.2.  SELKIRK COGEN PARTNERS, L.P. [EWG]

          a)  Selkirk Cogen Partners, L.P.
              24 Power Park Drive
              Selkirk, NY  12158

              Selkirk Cogen Partners, L.P. Unit I is an 80 MW natural gas fired dispatchable cogeneration facility selling power to Niagara Mohawk Power Corporation. Selkirk Cogen Partners, L.P. Unit II is a 265 MW natural gas fired dispatchable cogeneration facility (Unit I and Unit II together, the "Facility") selling power to Consolidated Edison Company of New York, Inc.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly US Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly, USGen Power Group, LLC), which owns 89% of Beale Generating Company (formerly J. Makowski Company, Inc.), which owns 100% of JMC Selkirk Holdings, Inc., which owns 100% of JMC Selkirk, Inc. and 100% of JMCS I Holdings, Inc. JMC Selkirk, Inc. directly holds .0911% and 1.9506% general partner and limited partner interests, respectively, in Selkirk Cogen Partners, L.P. JMC Selkirk, Inc also holds a 46.57% limited partnership interest in PentaGen Investors, L.P. and JMCS I Holdings, Inc. holds a .50% general partner interest and 2.93% limited partner interest in PentaGen Investors, L.P. PentaGen Investors, L.P. holds a 5.2502% limited partner interest in Selkirk Cogen Partners, L.P.

          c) JMC Selkirk, Inc. and PentaGen Investors, L.P. made equity contributions of $1,058,355 and $3,666,445, respectively, on October 21, 1992. Unit I of the Facility went into commercial operation on April 17, 1992. Unit II of the Facility went into commercial operation on September 1, 1994. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition of J. Makowski Company, Inc. by its second-tier subsidiary, Beale Generating Company.

          d)  Total equity as of December 31, 1999 = $(50,832,588).

              Net income for the twelve months ended December 31, 1999 = $23,897,118.

          e) JMCS I Management, Inc. provides administrative services to Selkirk Cogen Partners, L.P. JMCS I Management, Inc. charges a contractually established hourly rate which covers its labor costs (including salary and benefits), overhead, and profit.

              Selkirk Cogen Partners, L.P. has gas enabling agreements with PG&E Energy Trading - Gas Corporation, Pittsfield Generating Company, MASSPOWER, and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

              Selkirk Cogen Partners, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


        4.3.  KEYSTONE URBAN RENEWAL LIMITED PARTNERSHIP [EWG]

          a)  Keystone Urban Renewal Limited Partnership
              Box 169-C, Route 130 South, Swedesboro, NJ 08085

              Keystone Urban Renewal Limited Partnership is a 225 MW pulverized coal-fired dispatchable generation facility (the "Facility") selling power to Atlantic Energy Company.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly USGen Power Group, LLC), which owns 100% of Eagle Power Corporation, which owns a 50% combined general and limited partnership interest in Keystone Cogeneration Company, L.P., which owns a 99% interest in Keystone Urban Renewal Limited Partnership. The other 1% interest is held by Granite Generating Company, L.P., which is also 50% owned by PG&E Corporation through Enterprises and other subsidiaries.

          c) Eagle Power Corporation made a capital contribution of $50 to Keystone Urban Renewal Limited Partnership on September 13, 1991. Enterprises, through PG&E Shareholdings, Inc., PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Eagle Power Corporation, owns a 50% interest in Keystone Urban Renewal Limited Partnership which owns the Facility and leases it to Logan Generating Company, L.P. The Facility went into commercial operation on September 22, 1994.

          d)  Total equity as of December 31, 1999 = $100.

              Net income after taxes for the twelve months ended
              December 31, 1999 = $0.

          e)  None.


        4.4.  LOGAN GENERATING COMPANY, L.P. [EWG]

          a)  Logan Generating Company, L.P.
              Box 169-C, Route 130 South, Swedesboro, NJ 08085

              Logan Generating Company, L.P. is a 225 MW pulverized coal fired dispatchable generation facility (the "Facility") selling power to Atlantic Electric Company.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly USGen Power Group, LLC), which owns 100% of Eagle Power Corporation. Eagle Power Corporation is a 49% general and 1% limited partner in Logan Generating Company, L.P.

          c) Eagle Power Corporation made a capital contribution of $36,249,978 to Logan Generating Company, L.P. on October 31, 1994. Enterprises, through PG&E Shareholdings, Inc., PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Eagle Power Corporation, owns a 50% interest in Logan Generating Company, L.P. which leases the Facility from Keystone Urban Renewal Limited Partnership. The Facility went into commercial operation on September 22, 1994.

          d)  Total equity as of December 31, 1999 = $80,947,756.

              Net income after taxes for the twelve months ended
              December 31, 1999 = $19,712,583.

          e) PG&E Generating Company (formerly U.S. Generating Company) provides management services to Logan Generating Company, L.P. PG&E Generating Company earns a base fee of $400,000 per annum.

              PG&E Operating Services Company (formerly U.S. Operating Services Company) provides operations and maintenance services to Logan Generating Company, L.P. PG&E Operating Services Company earns a base fee of $500,000 per annum plus performance bonuses.

              Logan Generating Company, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


        4.5.  HERMISTON GENERATING COMPANY, L.P. [EWG]

          a)  Hermiston Generating Company, L.P.
              Box 930, Hermiston, OR 97838

              Hermiston Generating Company, L.P. is a 474 MW natural gas fired dispatchable cogeneration facility (the "Facility") selling power to PacifiCorp. PacifiCorp owns a 50% undivided interest in the Facility.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly USGen Power Group, LLC), which owns 100% each of Larkspur Power Corporation and Buckeye Power Corporation. Larkspur Power Corporation is a 79% general and 1% limited partner, and Buckeye Power Corporation is a 20% general partner, in Hermiston Generating Company, L.P.

          c) Larkspur Power Corporation made a capital contribution of $30,852,148 to Hermiston Generating Company, L.P. on October 30, 1996. Buckeye Power Corporation made a capital contribution of $7,713,037 to Hermiston Generating Company, L.P. on October 30, 1996. Enterprises, through PG&E Shareholdings, Inc., PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, Larkspur Power Corporation, and Buckeye Power Corporation, owns a 100% interest in Hermiston Generating Company, L.P. which owns a 50% undivided interest in the Facility. The Facility went into commercial operation on July 1, 1996.

          d)  Total equity as of December 31, 1999 = $55,250,476.

              Net income for the twelve months ended December 31, 1999 = $15,908,051.

          e) PG&E Generating Company (formerly U.S. Generating Company) provides management services to Hermiston Generating Company, L.P. PG&E Generating Company earns a base fee of $250,000 per annum.

              PG&E Operating Services Company (formerly U.S. Operating Services Company) provides operations and maintenance services to Hermiston Generating Company, L.P. PG&E Operating Services Company earns a base fee of $900,000 per annum plus performance bonuses.

              PG&E Gas Transmission, Northwest Corporation provides gas transmission services to Hermiston Generating Company, L.P. PG&E Gas Transmission, Northwest Corporation earns a fixed and variable charge based upon the volume of gas transported resulting in revenues of $2.5 million for the year-ended December 31, 1999.


        4.6.  MASSPOWER [EWG]

          a)  MASSPOWER
              750 Worcester Street
              Indian Orchard, MA 01151

              MASSPOWER is a 240 MW natural gas-fired combined cycle cogeneration facility located in Springfield, MA, selling power to Western Massachusetts Electric Company, Boston Edison Company, Commonwealth Electric Company and Massachusetts Municipal Wholesale Electric Company, and selling steam to Monsanto Company.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly, PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group LLC (formerly USGen Power Group, LLC), which owns 89.1% of Beale Generating Company (formerly J. Makowski Company, Inc.) which owns 100% of Indian Orchard Generating Company, Inc., which holds a 49% membership interest in MASSPOWER, L.L.C. (formerly MASSPOWER, Inc.), which holds a 30% general partner interest in MASSPOWER.

          c) Capital contributions of $11,400,00 were made to MASSPOWER on September 1, 1993 by Masspower, Inc. and Springfield Generating Company, L.P.. The facility went into commercial operations on September 1, 1993.

          d)  Total equity as of December 31, 1999 = $27,385,000.

              Net income for the twelve months ended December 31, 1999 = $17,033,322.

          e) J. Makowski Services, Inc. provides administrative services to MASSPOWER. J. Makowski Services, Inc. charges a contractually established hourly rate that covers its labor costs (including salary and benefits), overhead and profit.

              MASSPOWER has gas enabling agreements with Selkirk Cogen Partners, L.P., Pittsfield Generating Company, L.P., USGen Fuel Services, Inc. and PG&E Energy Trading - Gas
              Corporation pursuant to which it may enter into non firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

              MASSPOWER has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


        4.7.  MILLENNIUM POWER PARTNERS, L.P. [EWG]

          a)  Millennium Power Partners, L.P.

              P.O. Box 588
              278 Southbridge Road, Suite B
              Charlton, Massachusetts 01507

              Millennium Power Partners, L.P. is currently under construction, with commercial operation expected in the summer of 2000. Millennium Power Partners, L.P. will be a nominal 360 MW natural gas-fired combined cycle merchant power facility which anticipates selling power into the New England Power Pool on a spot basis as well as under short-to medium-term bilateral contracts.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Energy Group, LLC (formerly USGen Energy Group, LLC), which owns 100% of both Peach III Power Corporation and Black Hawk II Power Corporation. Peach III Power Corporation is a 49% general partner and Black Hawk II Power Corporation is a 49% general partner and 2% limited partner in Millennium Power Partners, L.P.

          c) Plant construction is being financed through loans from PG&E Generating Company, LLC.

          d) Total equity as of December 31, 1999 = $0. Net income for the twelve months ended December 31, 1999 = $0.

          e) PG&E Generating Company provides management services to Millennium Power Partners, L.P. PG&E Generating Company charges a contractual rate for management services.

              PG&E Operating Services Company provides operations and maintenance services to Millennium Power Partners, L.P. PG&E Operating Services Company earns a base fee (upon the commencement of construction) of $350,000 per annum plus performance bonuses.

              Millennium Power Partners, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

              Millennium Power Partners, L.P. has an gas precedent agreement with USGen Fuel Services, Inc. pursuant to which it may enter into non firm/interruptible gas purchase and sales transactions at market pricing, from time to time.


        4.8.  CEDAR BAY GENERATING COMPANY, LIMITED PARTNERSHIP (EWG)

          a)  Cedar Bay Generating Company, Limited Partnership
              9640 Eastport Road
              Jacksonville, FL 32218

              Cedar Bay Generating Company, Limited Partnership owns and operates a 250 MW coal-fired electric generating facility in Jacksonville, Florida, selling power to Florida Power & Light Company, and selling steam to Stone Container
              Corporation.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly USGen Power Group, LLC), which owns 100% of Raptor Holdings Company, which owns 80.12% of Gray Hawk Power Corporation, which owns 100% of Cedar Bay Cogeneration, Inc. Cedar Bay Cogeneration, Inc. is a 78% general partner and a 2% limited partner inCedar Bay Generating Company, Limited Partnership.

          c) Raptor Holdings Company made a total capital contribution of $44,000,000 for approximately 80% of voting common stock of Gray Hawk Corporation in 1994. Gray Hawk Power Corporation is capitalized with voting common stock, non-voting common stock, and preferred stock. Raptor Holdings Company, through Gray Hawk Power Corporation, and Cedar Bay Cogeneration, Inc. owns an approximate 64% net voting interest in Cedar Bay Generating Company, L.P. The facility went into commercial operation in January 25, 1994.

          d) Total equity as of December 31, 1999 = $ (27,346,732). Net loss for the twelve months ended December 31, 1999 = $(25,741,179).

          e) PG&E Generating Company (formerly U.S. Generating Company) provides management services to Cedar Bay Generating Company, Limited Partnership. PG&E Generating Company charges a contractual rate for management services.

              PG&E Operating Services Company (formerly U.S. Operating Services Company) provides operations and maintenance services to Cedar Bay Generating Company, Limited
              Partnership. PG&E Operating Services Company charges a contractual amount for their services.


        4.9.  NORTHAMPTON GENERATING COMPANY, L.P. (EWG)

          a)  Northampton Generating Company, L.P.
              One Horwith Drive
              Northampton, PA 18067

              Northampton Generating Company, L.P. owns and operates an approximately 98 MW anthracite waste coal-fired electric generating facility in Northampton, Pennsylvania, selling power to Metropolitan Edison Company, and selling steam to unrelated industrial operations.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly USGen Power Group, LLC), which owns 100% of Jaeger Power Corporation. Jaeger Power Corporation is a 48% general partner and a 2% limited partner in Northampton Generating Company, L.P.

          c) Jaeger Power Corporation made a capital contribution of $20,193,000 to Northampton Generating Company, L.P. on October 1, 1995. Enterprises, through PG&E Shareholdings, Inc., PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Jaeger Power Corporation, owns a 50% interest in Northampton Generating Company, L.P. The facility went into commercial operation on August 28, 1995.

          d) Total equity as of December 31, 1999 = $41,169,245. Net income for the twelve months ended December 31, 1999 = $2,733,417.

          e) PG&E Generating Company (formerly U.S. Generating Company) provides management services to Northampton Generating Company, L.P. PG&E Generating Company charges a contractual rate for management services.

              PG&E Operating Services Company (formerly U.S. Operating Services Company) provides operations and maintenance services to Northampton Generating Company, L.P. PG&E Operating Services Company charges a contractual amount for their services.


       4.10.  SCRUBGRASS GENERATING COMPANY, L.P. (EWG)

          a)  Scrubgrass Generating Company, L.P.
              RR1 Lisbon Road
              Kennerdell, PA 16374

              Scrubgrass Generating Company, L.P. leases an 87 MW waste coal-fired electric generating facility in Venango County, Pennsylvania, to Buzzard Power Corporation.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly USGen Power Group, LLC), which owns 100% of Falcon Power Corporation, which owns 100% of Scrubgrass Power Corp. Falcon Power Corporation is a 24.63% general partner and a .5% limited partner, and Scrubgrass Power Corp. is a 24.87% general partner, in Scrubgrass Generating Company, L.P.

          c) Falcon Power Corporation, on a consolidated basis, made a total capital contribution of $21,170,000 to Scrubgrass Generating Company, L.P. in 1993. Enterprises, through PG&E Shareholdings, Inc., PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Falcon Power Corporation, owns a 50% interest in Scrubgrass Generating Company, L.P. The facility went into commercial operation on October 15, 1993.

          d) Total equity as of December 31, 1999 = $75,297,036. Net income for the twelve months ended December 31, 1999 = $8,290,292.

          e) PG&E Generating Company (formerly U.S. Generating Company) provides management services to Scrubgrass Generating Company, L.P. PG&E Generating Company charges a contractual rate for management services.

              PG&E Operating Services Company (formerly U.S. Operating Services Company) provides operations and maintenance services to Scrubgrass Generating Company, L.P. PG&E Operating Services Company charges a contractual amount for their services.


       4.11.  INDIANTOWN COGENERATION, L.P. [EWG]

          a)  Indiantown Cogeneration, L.P.
              19140 SW Warfield Boulevard
              Indiantown, FL 34956

              Indiantown Cogeneration, L.P. owns and operates a 330 MW coal-fired electric generating facility in Indiantown, Florida, selling power to Florida Power & Light Company, and selling steam to Caulkins Indiantown Citrus Co.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly USGen Power Group, LLC), which owns 100% of Toyan Enterprises. Toyan Enterprises is a 30.05% limited partner in Indiantown Cogeneration, L.P. and a 24.81% general partner in Indiantown Project Investment Partnership, L.P., which is a 19.95% general partner in Indiantown Cogeneration, L.P.

          c) Toyan Enterprises, on a consolidated basis, made a capital contribution of $67,200,000 for a 48% equity interest to Indiantown Cogeneration, L.P. on December 26, 1995. A portion of the original 48% equity interest was sold to a third party during 1999. Enterprises, through PG&E Shareholdings, Inc., PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Toyan Enterprises, currently owns a 35% interest in Indiantown Cogeneration, L.P. The facility went into commercial operation on December 22, 1995.

          d) Total equity as of December 31, 1999 - $88,244,550. Net income for the twelve months ended December 31, 1999 = $22,414,021.

          e) PG&E Generating Company (formerly U.S. Generating Company) provides management services to Indiantown Cogeneration, L.P. PG&E Generating Company charges a contractual rate for management services.

              PG&E Operating Services Company (formerly U.S. Operating Services Company) provides operations and maintenance services to Indiantown Cogeneration, L.P. PG&E Operating Services Company charges a contractual rate for their services.

              Indiantown Cogeneration, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


       4.12.  CHAMBERS COGENERATION LIMITED PARTNERSHIP [EWG]

          a)  Chambers Cogeneration Limited Partnership
              500 Shell Road
              Carneys Point, NJ 08069-2926

              Chambers Cogeneration Limited Partnership owns and operates a 252 MW coal-fired electric generating facility in Carneys Point, New Jersey, selling power to Atlantic Energy Company, and selling power and steam to DuPont.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Power Group, LLC (formerly USGen Power Group, LLC), which owns 100% of Peregrine Power Corporation. Peregrine Power Corporation is a 50% general partner in Chambers Cogeneration Limited Partnership.

          c) Peregrine Power Corporation made a capital contribution of $50,400,000 to Chambers Cogeneration Limited Partnership in 1994. Enterprises, through PG&E Shareholdings, Inc., PG&E Generating Company LLC, PG&E Generating Power Group, LLC, and Peregrine Power Corporation, owns a 50% interest in Chambers Cogeneration Limited Partnership. The facility went into commercial operation on June 27, 1994.

          d) Total equity as of December 31, 1999 = $83,706,736. Net income for the twelve months ended December 31, 1999 = $15,263,600.

          e) PG&E Generating Company (formerly U.S. Generating Company) provides management services to Chambers Cogeneration Limited Partnership. PG&E Generating Company charges a contractual rate for management services.

              PG&E Operating Services Company (formerly U.S. Operating Services Company) provides operations and maintenance services to Chambers Cogeneration Limited Partnership. PG&E Operating Services Company charges a contractual rate for their services.

              Chambers Cogeneration Limited Partnership has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


       4.13.  ATHENS GENERATING COMPANY, L.P.

          a)  Athens Generating Company, L.P.
              7500 Old Georgetown Road, 13th Floor
              Bethesda, MD 20814-6161

              Athens Generating Company, L.P. is currently developing a 1,080 MW natural gas-fired electric generating merchant power facility in Athens, New York, with commercial operation expected in the fall of 2002.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc., which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% each of Black Hawk Power Corporation and Peach I Power Corporation. Black Hawk Power Corporation is a 49% general partner and 2% limited partner, and Peach I is a 49% general partner, in Athens Generating Company, L.P.

          c) Project is in the development state. Athens Generating Company, L.P. has not been capitalized.

          d) Total equity as of December 31, 1999 = $0. Net income for the twelve months ended December 31, 1999 = $0.

          e)  N/A



       4.14.  LA PALOMA GENERATING COMPANY, LLC

          a)  La Paloma Generating Company, LLC
              7500 Old Georgetown Road, 13th Floor
              Bethesda, MD 20814-6161

              La Paloma Generating Company, LLC is currently constructing a 1,020 MW gas-fired electric generating merchant power facility in Kern County, California. It anticipates selling power into the California market on a spot basis as well as under short-to medium term bilateral contracts.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc., which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of
              La Paloma Power Corporation.   PG&E Generating Energy
              Group, LLC owns a 1% membership interest and La Paloma Power Corporation owns a 99% membership interest in La Paloma Generating Company, LLC.

          c) The La Paloma Project is being financed through a synthetic lease. La Paloma Generating Company, LLC, has not been capitalized.

          d) Total equity as of December 31, 1999 = $0. Net income for the twelve months ended December 31, 1999 = $0.

          e)  N/A


       4.15.  LAKE ROAD GENERATING COMPANY, L.P.
          a)  Lake Road Generating Company, L.P.
              56 Alexander Parkway
              Dayville, CT 06241

              Lake Road Generating Company, L.P. is currently under construction, with commercial operation expected in the summer of 2001. Lake Road Generating Company, L.P. will be a nominal 792 MW natural gas-fired combined cycle merchant power facility which anticipates selling power into the New England Power Pool on a spot basis as well as under short-to medium-term bilateral contracts.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc. (formerly PG&E Generating Company), which owns 100% of PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC), which owns 100% of PG&E Generating Energy Group, LLC (formerly USGen Energy Group, LLC), which owns 100% of both Peach IV Power Corporation and Black Hawk III Power Corporation. Peach IV Power Corporation is a 49% general partner and Black Hawk III Power Corporation is a 49% general partner and 2% limited partner in Lake Road Generating Company, L.P.

          c) The Lake Road Project is being financed through a synthetic lease. Lake Road Generating Company, L.P., has not been capitalized.

          d) Total equity as of December 31, 1999 = $0. Net income for the twelve months ended December 31, 1999 = $0.

          e) PG&E Generating Company provides operations, management, and maintenance services to Lake Road Generating Company, L.P. PG&E Generating Company charges a contractual rate for management services.

              Lake Road Generating Company, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

              Lake Road Generating Company, L.P. has an gas enabling agreement with PG&E Energy Trading - Gas Corporation pursuant to which it may enter into non firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

       4.16.  MANTUA CREEK GENERATING COMPANY, L.P.

          a)  Mantua Creek Generating Company, L.P.
              7500 Old Georgetown Road, 13th Floor
              Bethesda, MD 20814-6161

              Mantua Creek Generating Company, L.P. is currently developing an 800 MW natural gas-fired electric generating merchant power facility in West Deptford, New Jersey.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc., which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% each of Plover Power Corporation and Beech Power Corporation. Plover Power Corporation is a 49% general partner and 2% limited partner, and Beech Power Corporation is a 49% general partner, in Mantua Creek Generating Company, L.P.

          c)  Project is in the development stage.  Mantua Creek
              Generating Company, L.P., has not been capitalize.

          d) Total equity as of December 31, 1999 = $0. Net income for the twelve months ended December 31, 1999 = $0.

          e)  N/A

       4.17.  OKEECHOBEE GENERATING COMPANY, LLC

          a)  Okeechobee Generating Company, LLC
              7500 Old Georgetown Road, 13th Floor
              Bethesda, MD 20814-6161

              Okeechobee Generating Company, LLC is currently developing a 550 MW natural gas-fired electric generating merchant power facility in Okeechobee, Florida

          b) Enterprises owns 100% of PG&E Shareholdings, Inc., which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of Okeechobee Power Corporation. PG&E Generating Energy Group, LLC owns a 1% membership interest and Okeechobee Power Corporation owns a 99% membership interest in Okeechobee Generating Company, LLC.

          c)  Project is in the development stage.  Okeechobee
              Generating Company, LLC, has not been capitalized.

          d) Total equity as of December 31, 1999 = $0. Net income for the twelve months ended December 31, 1999 = $0.

          e)  N/A

       4.18.  USGEN NEW ENGLAND, INC.

          a)  USGen New England, Inc.
              7500 Old Georgetown Road, 13th Floor
              Bethesda, MD 20814-6161

              USGen New England, Inc. owns and operates 17 generating facilities comprising of approximately 3,962 megawatts of generating power., selling power in the New England area markets.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc., which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of USGen New England, Inc.

          c) On September 1, 1998, USGen New England, Inc. completed the acquisition of a portfolio of electric generating assets and power supply contracts from the New England Electric System. U.S. Generating Company, LLC, through USGen Energy Group, LLC, made an equity contribution of $1,343,960,000 in USGen New England, Inc. in order to execute the transaction. PG&E Corporation, through PG&E Enterprises and PG&E Generating Company made a $425,000,000 equity contribution to U.S. Generating Company, LLC, in connection with the acquisition. USGen New England, Inc. also assumed liabilities of approximately $1,350,000,000.

          d) Net income for the twelve months ended December 31, 1999 = $64,768,000.

          e) PG&E Generating Company (formerly U.S. Generating Company) provides management services to USGen New England, Inc. PG&E Generating Company charges a contractual rate for management services.

              USGen New England, Inc. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

       4.19.  WELLHEAD GENERATING COMPANY, LLC (now known as PG&E
              Dispersed Generating Company, LLC)

          a)  Wellhead Generating Company, LLC
              7500 Old Georgetown Road, 13th Floor
              Bethesda, MD 20814-6161

              Wellhead Generating Company, LLC is currently developing small peaker facilities in Ohio and California.

          b) Enterprises owns 100% of PG&E Shareholdings, Inc., which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of Wellhead Power Corporation (now known as PG&E Dispersed
              Power Corporation).   PG&E Generating Energy Group, LLC
              owns a 1% membership interest and Wellhead Power Corporation owns a 99% membership interest in Wellhead Generating Company, LLC.

          c) Project is in the development stage. Wellhead Generating Company, LLC, has not been capitalized.

          d) Total equity as of December 31, 1999 = $0. Net income for the twelve months ended December 31, 1999 = $0.

          e)  N/A


EXHIBIT A

A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

Unaudited consolidating statements of income and surplus of the Claimant's subsidiary companies (i.e., PG&E Corporation and its subsidiaries) for 1999, together with unaudited consolidating balance sheets of Claimant's subsidiary companies as of the close of such periods, are attached as Exhibit A.


EXHIBIT A


PG&E CORPORATION
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
(in millions)
(Unaudited)

                                                PACIFIC            PG&E
                                                GAS AND     ELM  STRATEGIC  NATIONAL  CONSOLIDATING     PG&E
                                      PG&E      ELECTRIC   POWER  CAPITAL    ENERGY    ADJUSTMENTS & CORPORATION
                                  CORPORATION   COMPANY    GROUP    INC.      GROUP    ELIMINATIONS  CONSOLIDATED
                                  ------------------------------------------------------------------------------
OPERATING REVENUES:
 Pacific Gas and Electric Company  $      -     $ 9,228    $  -    $  -    $     -      $     -       $  9,228
 Energy commodities and services          -           -       -       -     11,592            -         11,592
                                   -----------------------------------------------------------------------------
Total Operating Revenues                  -       9,228       -       -     11,592            -         20,820

OPERATING EXPENSES:
 Cost of energy for Pacific
  Gas and Electric Company                -       3,149       -       -          -            -          3,149
 Cost of energy commodities
  and services                            -           -       -       -     10,587            -         10,587
 Operating and maintenance               (2)      2,522       -       -        631            -          3,151
 Depreciation and decommissioning         -       1,564       -       -        216            -          1,780
 Loss on assets held for sale         1,275           -       -       -          -            -          1,275
                                   -----------------------------------------------------------------------------
Total Operating Expenses              1,273       7,235       -       -     11,434            -         19,942
                                   -----------------------------------------------------------------------------
OPERATING INCOME                     (1,273)      1,993       -       -        158            -            878

   Interest expense, net                (30)       (593)      -       -       (166)          17           (772)
   Equity in earnings
     of subsidiaries                    853           -       -       -          -         (853)             -
   Other income and expense              16          11       -       -        146          (18)           155
                                   -----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES             (434)      1,411       -       -        138         (854)           261
   Income taxes                        (447)        648       -       -         44            3            248
                                   -----------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS        13         763       -       -         94         (857)            13

DISCONTINUED OPERATIONS
   Loss from operations of PG&E
     Energy Services                    (40)          -       -       -        (40)          40            (40)
   Loss on disposal of PG&E
     Energy Services                    (58)          -       -       -        (58)          58            (58)
                                   -----------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE CUMULATIVE
 EFFECT OF A CHANGE IN ACCOUNTING
 PRINCIPLE                              (85)        763       -       -         (4)        (759)           (85)

CUMULATIVE EFFECT OF A CHANGE IN AN
 ACCOUNTING PRINCIPLE                    12           -       -       -         12          (12)            12
                                   -----------------------------------------------------------------------------
NET INCOME                         $    (73)    $   763    $  -    $  -    $     8      $  (771)      $    (73)
                                   =============================================================================

EXHIBIT A


NATIONAL ENERGY GROUP
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
(in millions)
(Unaudited)
                                                                 PG&E           PG&E
                                         PG&E                 CORPORATION      ENERGY        PG&E GAS
                                        CAPITAL,    PG&E        SUPPORT     TRADING - GAS  TRANSMISSION
                                          LLC    ENTERPRISES SERVICES, INC.  CORPORATION    TECO, INC.
                                      -----------------------------------------------------------------
OPERATING REVENUES:
   Pacific Gas and Electric Company    $    -      $       -    $     -       $       -     $      -
   Energy commodities and services          -          1,130          -          10,521           71
                                      -----------------------------------------------------------------
Total Operating Revenues                    -          1,130          -          10,521           71

OPERATING EXPENSES:
   Cost of energy for Pacific Gas
     and Electric Company                   -              -          -               -            -
   Cost of energy commodities and
     services                               -            541          -          10,479           47
   Operating and maintenance                -            384          -              93           18
   Depreciation and decommissioning         -             90          -               9            9
   Loss on assets held for sale             -              -          -               -            -
                                      -----------------------------------------------------------------
Total Operating Expenses                    -          1,015          -          10,581           74
                                      -----------------------------------------------------------------
OPERATING INCOME                            -            115          -             (60)          (3)

   Interest expense, net                    -            (56)         -             (13)          (1)
   Equity in earnings of subsidiaries       -              -          -               -            -
   Other income and expense                 -             83          -               3            4
                                      -----------------------------------------------------------------

INCOME BEFORE INCOME TAXES                  -            142          -             (70)           -
   Income taxes                             -             29          -             (27)           -
                                      -----------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS           -            113          -             (43)           -

DISCONTINUED OPERATIONS
   Loss from operations of PG&E
     Energy Services                        -            (40)         -               -            -
   Loss on disposal of PG&E
     Energy Services                        -            (58)         -               -            -
                                      -----------------------------------------------------------------
NET INCOME (LOSS) BEFORE CUMULATIVE
 EFFECT OF A CHANGE IN ACCOUNTING
 PRINCIPLE                                  -             15          -             (43)           -

CUMULATIVE EFFECT OF A CHANGE IN AN
 ACCOUNTING PRINCIPLE                       -             12          -               -            -
                                      -----------------------------------------------------------------
NET INCOME                             $    -       $     27     $    -       $     (43)     $     -
                                      =================================================================

EXHIBIT A

NATIONAL ENERGY GROUP
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
(in millions)
(Unaudited)

                                            PG&E GAS           PG&E GAS     CONSOLIDATING     NATIONAL
                                          TRANSMISSION       TRANSMISSION    ADJUSTMENTS &  ENERGY GROUP
                                        TEXAS CORPORATION    CORPORATION     ELIMINATIONS   CONSOLIDATED
                                       ----------------------------------------------------------------
OPERATING REVENUES:
   Pacific Gas and Electric Company         $       -         $       -      $        -        $      -
   Energy commodities and services                989               224          (1,343)         11,592
                                       ----------------------------------------------------------------
Total Operating Revenues                          989               224          (1,343)         11,592

OPERATING EXPENSES:
   Cost of energy for Pacific Gas and
     Electric Company                              -                  -               -               -
   Cost of energy commodities and
     services                                    830                  -          (1,310)         10,587
   Operating and maintenance                     114                 62             (40)            631
   Depreciation and  decommissioning              66                 42               -             216
   Loss on assets held for sale                    -                  -               -               -
                                       ----------------------------------------------------------------
Total Operating Expenses                       1,010                104          (1,350)         11,434
                                       ----------------------------------------------------------------

OPERATING INCOME                                 (21)               120               7             158

   Interest expense, net                         (57)               (42)              3            (166)
   Equity in earnings of subsidiaries              -                  -               -               -
   Other income and expense                       53                 20             (17)            146
                                       ----------------------------------------------------------------
INCOME BEFORE INCOME TAXES                       (25)                98              (7)            138
   Income taxes                                   (6)                37              11              44
                                       ----------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                (19)                61             (18)             94

DISCONTINUED OPERATIONS
   Loss from operations of PG&E
     Energy Services                               -                  -               -             (40)
   Loss on disposal of PG&E
     Energy Services                               -                  -               -             (58)
                                       ----------------------------------------------------------------
NET INCOME (LOSS) BEFORE CUMULATIVE
 EFFECT OF A CHANGE IN ACCOUNTING
 PRINCIPLE                                       (19)                61             (18)             (4)

CUMULATIVE EFFECT OF A CHANGE IN AN
 ACCOUNTING PRINCIPLE                              -                  -               -              12
                                      -----------------------------------------------------------------
NET INCOME                                  $    (19)         $      61     $       (18)       $      8
                                      =================================================================

EXHIBIT A


PG&E CORPORATION
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
(in millions)
(Unaudited)
                                               PACIFIC            PG&E
                                               GAS AND     ELM  STRATEGIC  NATIONAL  CONSOLIDATING     PG&E
                                     PG&E      ELECTRIC   POWER  CAPITAL    ENERGY    ADJUSTMENTS & CORPORATION
                                 CORPORATION   COMPANY    GROUP    INC.      GROUP    ELIMINATIONS  CONSOLIDATED
                                 -------------------------------------------------------------------------------
ASSETS:
Current Assets
 Cash and cash equivalents         $     -    $     80   $   -    $   -    $   201  $       -      $     281
 Short-term investments                155          21       -        -         11          -            187
 Accounts receivable
   Customer, net                         -       1,201       -        -        285          -          1,486
   Regulatory balancing
     Accounts                            -           -       -        -          -          -              -
   Related parties                     299           9      20        -        161       (489)             -
   Energy marketing                      -           -       -        -        532          -            532
 Price risk management                   -           -       -        -        624        (17)           607
 Inventories & Prepayments               -         328       -        -        265          5            598
 Deferred income taxes                   -         119       -        -         14          -            133
                                   ----------------------------------------------------------------------------
  Total current assets                 454       1,758      20        -      2,093       (501)         3,824

Property, Plant, and Equipment
 Utility                                 -      23,001       -        -          -          -         23,001
 Non-Utility                             -           -       -        -          -          -              -
 Electric                                -           -       -        -      1,905          -          1,905
 Gas transmission                        -           -       -        -      3,360       (819)         2,541
 Construction work in progress           -         214       -        -        222          -            436
 Other                                  16           -       -        -        168          -            184
                                   ----------------------------------------------------------------------------
 Total property, plant,and
  equipment (at original cost)          16      23,215       -        -      5,655       (819)        28,067
   Accumulated depreciation
     and decommissioning                (3)    (10,497)      -        -       (791)         -        (11,291)
                                   ----------------------------------------------------------------------------
 Net property, plant, and
   Equipment                            13      12,718       -        -      4,864       (819)        16,776

Other Noncurrent Assets
 Investment in Subsidiaries          7,621           -       -        -          -     (7,621)             -
 Regulatory assets                       -       4,895       -        -         62          -          4,957
 Nuclear decommissioning funds           -       1,264       -        -          -          -          1,264
 Other                                 448         835     670        -      2,317     (1,376)         2,894
                                   ----------------------------------------------------------------------------
  Total noncurrent assets            8,069       6,994     670        -      2,379     (8,997)         9,115
                                   ----------------------------------------------------------------------------
TOTAL ASSETS                       $ 8,536    $ 21,470   $ 690    $   -    $ 9,336  $ (10,317)     $  29,715
                                   ============================================================================

EXHIBIT A


PG&E CORPORATION
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
(in millions)
(Unaudited)
                                               PACIFIC            PG&E
                                               GAS AND     ELM  STRATEGIC  NATIONAL  CONSOLIDATING     PG&E
                                     PG&E      ELECTRIC   POWER  CAPITAL    ENERGY    ADJUSTMENTS & CORPORATION
                                 CORPORATION   COMPANY    GROUP    INC.      GROUP    ELIMINATIONS  CONSOLIDATED
                                 -------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Current Liabilities
 Short-term borrowings            $   526    $    449    $    -   $   -    $   524  $       -       $   1,499
 Current portion of
   long-term debt                       -         465         -       -        127          -             592
 Current portion of rate
   reduction bonds                      -         290         -       -          -          -             290
 Accounts payable
  Trade creditors                      10         577         -       -        121          -             708
  Related parties                      76         216         -       -        184       (476)              -
  Regulatory balancing
   Accounts                             -         384         -       -          -          -             384
   Other                              110         333         -       -        121         (5)            559
   Energy marketing                     -           -         -       -        480          -             480
 Accrued taxes                        117         118         -       -        (24)         -             211
 Price risk management                  -           -         -       -        575          -             575
 Other                                112         529         -       -        245        147           1,033
                                   ----------------------------------------------------------------------------
 Total current liabilities            951       3,361         -       -      2,353       (334)          6,331

Noncurrent Liabilities
 Long-term debt                         -       4,877         -       -      1,796          -           6,673
 Rate reduction bonds                   -       2,031         -       -          -          -           2,031
 Deferred income taxes                  -       2,510         -       -      1,033       (396)          3,147
 Deferred tax credits                   -         231         -       -          -          -             231
 Other                                  5       2,252         -       -      1,380         (1)          3,636
                                   ----------------------------------------------------------------------------
 Total noncurrent liabilities           5      11,901         -       -      4,209       (397)         15,718

Preferred stock of subsidiaries
  with mandatory redemption
  provisions                            -         137         -       -         57        286             480
Company obligated securities
  of trust holding solely
  PG&E subordinated
  debentures (QUIPS)                    -         300         -       -          -          -             300

Equity
 Preferred Stock without
  mandatory redemption
  provisions
   Nonredeemable                        -         145         -       -          -       (145)              -
   Redeemable                           -         149         -       -          -       (149)              -
 Common stock                       5,906       3,570       690       -      2,941     (7,201)          5,906
 Common stock held by
  Subsidiary                            -        (200)        -       -          -       (490)           (690)
 Retained earnings                  1,674       2,107         -       -       (224)    (1,887)          1,670
                                   ----------------------------------------------------------------------------
 Total equity                       7,580       5,771       690       -      2,717     (9,872)          6,886
                                   ----------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY      $ 8,536    $ 21,470    $  690   $   -    $ 9,336  $ (10,317)      $  29,715
                                   ============================================================================

<PAGE

EXHIBIT A


NATIONAL ENERGY GROUP
CONSOLIDATING BALANCE SHEET
ENDED DECEMBER 31, 1999
(in millions)
(Unaudited)
                                                                 PG&E           PG&E
                                         PG&E                 CORPORATION      ENERGY        PG&E GAS
                                        CAPITAL,    PG&E        SUPPORT     TRADING - GAS  TRANSMISSION
                                          LLC    ENTERPRISES SERVICES, INC.  CORPORATION    TECO, INC.
                                      -----------------------------------------------------------------
ASSETS:
Current Assets
 Cash and cash equivalents            $    -     $    155     $     -       $     3          $    -
 Short-term investments                    -            -           -             -              11
 Accounts receivable
   Customer, net                           -          212           -           (16)              7
   Regulatory balancing
     Accounts                              -            -           -             -               -
   Related parties                         -          473           -           260              79
   Energy marketing                        -           93           -           439               -
 Price risk management                     -            -           -           624               -
 Inventories & Prepayments                 -           94           -           140               -
 Deferred income taxes                     -           14           -             -               -
                                   --------------------------------------------------------------------
  Total current assets                     -        1,041           -         1,450              97

Property, Plant, and Equipment
 Utility                                   -            -           -             -               -
 Non-Utility                               -            -           -             -               -
 Electric                                  -        1,905           -             -               -
 Gas transmission                          -            8           -             -             202
 Construction work in progress             -          188           -             -               1
 Other                                     -          127           -            41               -
                                   --------------------------------------------------------------------
 Total property, plant,and
  equipment (at original cost)             -        2,228           -            41             203
   Accumulated depreciation
     and decommissioning                   -         (146)          -           (12)            (15)
                                   --------------------------------------------------------------------
 Net property, plant, and
   Equipment                               -        2,082           -            29             188

Other Noncurrent Assets
 Investment in Subsidiaries                -            -           -            21               -
 Regulatory assets                         -            -           -             -               -
 Nuclear decommissioning funds             -            -           -             -               -
 Other                                     -        1,421           -           371             195
                                   -------------------------------------------------------------------
  Total noncurrent assets                  -        1,421           -           392             195
                                   --------------------------------------------------------------------
TOTAL ASSETS                          $    -     $  4,544     $     -       $ 1,871         $   480
                                   ====================================================================

EXHIBIT A


NATIONAL ENERGY GROUP
CONSOLIDATING BALANCE SHEET
ENDED DECEMBER 31, 1999
(in millions)
(Unaudited)
                                                                 PG&E           PG&E
                                         PG&E                 CORPORATION      ENERGY        PG&E GAS
                                        CAPITAL,    PG&E        SUPPORT     TRADING - GAS  TRANSMISSION
                                          LLC    ENTERPRISES SERVICES, INC.  CORPORATION    TECO, INC.
                                      -----------------------------------------------------------------
LIABILITIES AND EQUITY
Current Liabilities
 Short-term borrowings                $    -      $   348      $    -         $     -       $     -
 Current portion of
   long-term debt                          -           43           -               -             2
 Current portion of rate
   reduction bonds                         -            -           -               -             -
 Accounts payable
  Trade creditors                          -           19           -               -            12
  Related parties                          -          370           -             443             8
  Regulatory balancing
   Accounts                                -            -           -               -             -
   Other                                   -           75           -               -             1
   Energy marketing                        -           15           -             465             -
 Accrued taxes                             -            4           -             (22)           (1)
 Price risk management                     -            -           -             575             -
 Other                                     -          229           -               1             -
                                   --------------------------------------------------------------------
 Total current liabilities                 -        1,103           -           1,462            22

Noncurrent Liabilities
 Long-term debt                            -          681           -               -             6
 Rate reduction bonds                      -            -           -               -             -
 Deferred income taxes                     -          408           -              98            69
 Deferred tax credits                      -            -           -               -             -
 Other                                     -        1,002           -             247             -
                                   --------------------------------------------------------------------
 Total noncurrent liabilities              -        2,091           -             345            75

Preferred stock of subsidiaries
  with mandatory redemption
  provisions                               -           57           -               -             -
Company obligated securities
  of trust holding solely
  PG&E subordinated
  debentures (QUIPS)                       -            -           -               -             -

Equity
 Preferred Stock without
  mandatory redemption
  provisions
   Nonredeemable                           -            -           -               -             -
   Redeemable                              -            -           -               -             -
 Common stock                              -        1,364           -             139           381
 Common stock held by
  Subsidiary                               -            -           -               -             -
 Retained earnings                         -          (71)          -             (75)            2
                                   --------------------------------------------------------------------
 Total equity                              -        1,293           -              64           383
                                   --------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY          $    -      $ 4,544      $    -         $ 1,871       $   480
                                   ====================================================================

EXHIBIT A

NATIONAL ENERGY GROUP
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
(in millions)
(Unaudited)

                                            PG&E GAS           PG&E GAS     CONSOLIDATING     NATIONAL
                                          TRANSMISSION       TRANSMISSION    ADJUSTMENTS &  ENERGY GROUP
                                        TEXAS CORPORATION    CORPORATION     ELIMINATIONS   CONSOLIDATED
                                       -----------------------------------------------------------------
ASSETS:
Current Assets
 Cash and cash equivalents                $     43           $      -         $     -        $   201
 Short-term investments                          -                  -               -             11
 Accounts receivable
   Customer, net                                58                 24               -            285
   Regulatory balancing
     Accounts                                    -                  -               -              -
   Related parties                             (36)                 6            (621)           161
   Energy marketing                              -                  -               -            532
 Price risk management                           -                  -               -            624
 Inventories & Prepayments                      19                 12               -            265
 Deferred income taxes                           -                  -               -             14
                                   ------------------------------------------------------------------
  Total current assets                          84                 42            (621)         2,093

Property, Plant, and Equipment
 Utility                                         -                  -               -              -
 Non-Utility
   Electric                                      -                  -               -          1,905
   Gas transmission                          1,632              1,518               -          3,360
 Construction work in progress                  11                 22               -            222
 Other                                           -                  -               -            168
                                   ------------------------------------------------------------------
 Total property, plant,and
  equipment (at original cost)               1,643              1,540               -          5,655
   Accumulated depreciation
     and decommissioning                      (105)              (513)              -           (791)
                                   ------------------------------------------------------------------
 Net property, plant, and
   Equipment                                 1,538              1,027               -          4,864

Other Noncurrent Assets
 Investment in Subsidiaries                      -                  -             (21)             -
 Regulatory assets                               -                 62               -             62
 Nuclear decommissioning funds                   -                  -               -              -
 Other                                         312                 29             (11)         2,317
                                   ------------------------------------------------------------------
  Total noncurrent assets                      312                 91             (32)         2,379
                                   ------------------------------------------------------------------
TOTAL ASSETS                              $  1,934           $  1,160         $  (653)       $ 9,336
                                   ==================================================================


EXHIBIT A

NATIONAL ENERGY GROUP
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
(in millions)
(Unaudited)

                                            PG&E GAS           PG&E GAS     CONSOLIDATING     NATIONAL
                                          TRANSMISSION       TRANSMISSION    ADJUSTMENTS &  ENERGY GROUP
                                        TEXAS CORPORATION    CORPORATION     ELIMINATIONS   CONSOLIDATED
                                       -----------------------------------------------------------------
LIABILITIES AND EQUITY
Current Liabilities
 Short-term borrowings                    $    176           $      -         $     -        $   524
 Current portion of
   long-term debt                               82                  -               -            127
 Current portion of rate
   reduction bonds                               -                  -               -              -
 Accounts payable
  Trade creditors                               87                 13             (10)           121
  Related parties                              (14)                 1            (624)           184
  Regulatory balancing
   Accounts                                      -                  -               -              -
   Other                                        43                  2               -            121
   Energy marketing                              -                  -               -            480
 Accrued taxes                                  (9)                 6              (2)           (24)
 Price risk management                           -                  -               -            575
 Other                                           -                 14               1            245
                                   ------------------------------------------------------------------
 Total current liabilities                     365                 36            (635)         2,353

Noncurrent Liabilities
 Long-term debt                                543                566               -          1,796
 Rate reduction bonds                            -                  -               -              -
 Deferred income taxes                         271                187               -          1,033
 Deferred tax credits                            -                  -               -              -
 Other                                          88                 43               -          1,380
                                   ------------------------------------------------------------------
 Total noncurrent liabilities                  902                796               -          4,209

Preferred stock of subsidiaries
  with mandatory redemption
  provisions                                     -                  -               -             57
Company obligated securities
  of trust holding solely
  PG&E subordinated
  debentures (QUIPS)                             -                  -               -              -

Equity
 Preferred Stock without
  mandatory redemption
  provisions
   Nonredeemable                                 -                  -              -               -
   Redeemable                                    -                  -              -               -
 Common stock                                  784                273              -           2,941
 Common stock held by
  Subsidiary                                     -                  -              -               -
 Retained earnings                            (117)                55            (18)           (224)
                                   ------------------------------------------------------------------
 Total equity                                  667                328            (18)          2,717
                                   ------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY              $  1,934           $  1,160         $ (653)        $ 9,336
                                   ==================================================================

EXHIBIT A


PG&E CORPORATION
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1999
(in millions)
(Unaudited)

                                                PACIFIC            PG&E
                                                GAS AND     ELM  STRATEGIC  NATIONAL  CONSOLIDATING     PG&E
                                      PG&E      ELECTRIC   POWER  CAPITAL    ENERGY    ADJUSTMENTS & CORPORATION
                                  CORPORATION   COMPANY    GROUP    INC.      GROUP    ELIMINATIONS  CONSOLIDATED
                                  ------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998       $  2,207     $ 2,260    $  -    $  -    $  (119)     $(2,144)      $  2,204

  Net income                            (73)        763       -       -          8         (771)           (73)
  Common stock repurchased               (1)       (502)      -       -          -          502             (1)
  Dividends declared -
    common stock                       (460)       (415)      -       -       (112)         527           (460)
  Other                                   1           1       -       -         (1)          (1)             -
                                   ----------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999       $  1,674     $ 2,107    $  -    $  -    $  (224)     $(1,887)      $  1,670
                                   ============================================================================

EXHIBIT A


NATIONAL ENERGY GROUP
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1999
(in millions)
(Unaudited)

                                                                 PG&E           PG&E
                                         PG&E                 CORPORATION      ENERGY        PG&E GAS
                                        CAPITAL,    PG&E        SUPPORT     TRADING - GAS  TRANSMISSION
                                          LLC    ENTERPRISES SERVICES, INC.  CORPORATION    TECO, INC.
                                      -----------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998          $     -       $    (66)    $    -       $     (31)     $     3

  Net income                                -             27          -             (43)           -
  Common stock repurchased                  -              -          -               -            -
  Dividends declared -
    common stock                            -            (32)         -               -            -
  Other                                     -              -          -              (1)          (1)
                                      ---------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999          $     -       $    (71)    $    -       $     (75)     $     2
                                      ===============================================================

EXHIBIT A

NATIONAL ENERGY GROUP
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1999
(in millions)
(Unaudited)

                                            PG&E GAS           PG&E GAS     CONSOLIDATING     NATIONAL
                                          TRANSMISSION       TRANSMISSION    ADJUSTMENTS &  ENERGY GROUP
                                        TEXAS CORPORATION    CORPORATION     ELIMINATIONS   CONSOLIDATED
                                       ----------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                   $    (99)       $      74        $      -       $   (119)

  Net income                                        (19)              61             (18)             8
  Common stock repurchased                            -                -               -              -
  Dividends declared -
    common stock                                      -              (80)              -           (112)
  Other                                               1                -               -             (1)
                                      -----------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                   $   (117)       $      55        $    (18)      $   (224)
                                      =================================================================

EXHIBIT B

If at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.       Caption Heading
(in millions)

  1.           Total assets at December 31, 1998     $  33,234

  1.           Total assets at December 31, 1999     $  29,715


  2.           Total operating revenue for the
               period ending December 31,1998        $  19,577

  2.           Total operating revenue for the
               period ending December 31,1999        $  20,820

  3.           Income available for common stock
               at December 31, 1998                  $     719

  3.           Income available for common stock
               at December 31, 1999                  $     (73)

EXHIBIT C

An organizational chart showing the relationship of each Exempt
Wholesale Generator (EWG) or foreign utility company to associate companies in the holding-company system.

Exempt Wholesale Generators EWGs):
----------------------------------
1.  PITTSFIELD GENERATING COMPANY, L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Beale Generating Company
            (formerly J. Makowski Company, Inc.)
              JMC Altresco, Inc.
                Altresco, Inc.
              Pittsfield Generating Company, L.P.
                Pittsfield Partners, Inc.
                  Pittsfield Generating Company, L.P.

2.  SELKIRK COGEN PARTNERS, L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Beale Generating Company
            (formerly J. Makowski Company, Inc.)
              JMC Selkirk Holdings, Inc.
                JMC Selkirk, Inc.
                  PentaGen Investors, L.P.
                    Selkirk Cogen Partners, L.P.
                      Selkirk Cogen Funding Corporation
                  Selkirk Cogen Partners, L.P.
                    Selkirk Cogen Funding Corporation
              JMCS I Holdings, Inc.
                PentaGen Investors, L.P.
                  Selkirk Cogen Partners, L.P.
                    Selkirk Cogen Funding Corporation

3.  KEYSTONE URBAN RENEWAL LIMITED PARTNERSHIP

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Eagle Power Corporation
              Keystone Cogeneration Company, L.P.
                Keystone Urban Renewal Limited Partnership

4.  LOGAN GENERATING COMPANY, L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
      Eagle Power Corporation
        Logan Generating Company, L.P.

5.  HERMISTON GENERATING COMPANY, L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Larkspur Power Corporation
              Hermiston Generating Company, L.P.
            Buckeye Power Corporation
              Hermiston Generating Company, L.P.

6.  MASSPOWER

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Beale Generating Company
              Indian Orchard Generating Company, Inc.
                MASSPOWER, L.L.C.
                  MASSPOWER


7.  MILLENNIUM POWER PARTNERS L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Energy Group, LLC
          (formerly USGen Energy Group, LLC)
            Peach III Power Corporation
              Millennium Power Partners, L.P.
            Black Hawk II Power Corporation
              Millennium Power Partners, L.P.

8.  CEDAR BAY GENERATING COMPANY, LIMITED PARTNERSHIP

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Raptor Holdings Company
              Gray Hawk Power Corporation
                Cedar Bay Cogeneration, Inc.
                  Cedar Bay Generating Company, Limited Partnership

9.  NORTHAMPTON GENERATING COMPANY, L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Jaeger Power Corporation
              Northampton Generating Company, L.P.
                Northampton Fuel Supply Company, Inc.
                Northampton Water Supply, Inc.

10. SCRUBGRASS GENERATING COMPANY, L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Falcon Power Corporation
              Scrubgrass Generating Company, L.P.
              Scrubgrass Power Corp
                Scrubgrass Generating Company, L.P.
                  Clearfield Properties, Inc.
                  Leechburg Properties, Inc.

11. INDIANTOWN COGENERATION, L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Toyan Enterprises
              Indiantown Cogeneration L.P.
              Indiantown Project Investment Partnership L.P.
                Indiantown Cogeneration, L.P.
                  Indiantown Cogeneration Funding Corporation

12. CHAMBERS COGENERATION LIMITED PARTNERSHIP

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Power Group, LLC
          (formerly USGen Power Group, LLC)
            Peregrine Power Corporation
              Chambers Cogeneration Limited Partnership

13. ATHENS GENERATING COMPANY, L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Energy Group, LLC
          (formerly USGen Energy Group, LLC)
            Black Hawk Power Corporation
              Athens Generating Company, L.P.
            Peach I Power Corporation
              Athens Generating Company, L.P.


14. LA PALOMA GENERATING COMPANY, LLC

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Energy Group, LLC
          (formerly USGen Energy Group, LLC)
            La Paloma Generating Company, LLC
            La Paloma Power Corporation
              La Paloma Generating Company, LLC

15. LAKE ROAD GENERATING COMPANY, L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Energy Group, LLC
          (formerly USGen Energy Group, LLC)
            Peach IV Power Corporation
              Lake Road Generating Company, L.P.
            Black Hawk III Power Corporation
              Lake Road Generating Company, L.P.

16. MANTUA CREEK GENERATING COMPANY L.P.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Energy Group, LLC
          (formerly USGen Energy Group, LLC)
            Beech Power Corporation
              Mantua Creek Generating Company L.P.
            Plover Power Corporation
          Mantua Creek Generating Company L.P.

17. OKEECHOBEE GENERATING COMPANY, LLC

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Energy Group, LLC
          (formerly USGen Energy Group, LLC)
            Okeechobee Generating Company, LLC
            Okeechobee Power Corporation
              Okeechobee Generating Company, LLC

18. USGEN NEW ENGLAND, INC.

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Energy Group, LLC
          (formerly USGen Energy Group, LLC)
            USGen New England, Inc.

19. WELLHEAD GENERATING COMPANY, LLC
(now known as PG&E Dispersed Generating Company, LLC)

PG&E Corporation
  PG&E National Energy Group, Inc.
  (formerly PG&E Diversified Investments, Inc.)
    PG&E Enterprises
      PG&E Shareholdings, Inc.
      (formerly PG&E Generating Company)
        PG&E Generating Company, LLC
        (formerly U.S. Generating Company, LLC)
          PG&E Generating Energy Group, LLC
          (formerly USGen Energy Group, LLC)
            Wellhead Generating Company, LLC
            Wellhead Power Corporation
            (now known as PG&E Dispersed Power Corporation)
              Wellhead Generating Company, LLC


                       PG&E CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this thirty-first day of March, 2000.


                                     PG&E Corporation


                             By      PETER A. DARBEE
 ..............................................................
                                     PETER A. DARBEE
                                     Senior Vice President,
                                     Chief Financial Officer
                                     and Treasurer


Corporate Seal

Attest:





LINDA Y. H. CHENG
 .............................................................
LINDA Y. H. CHENG
Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

        Christopher P. Johns
        Controller
        PG&E Corporation
        One Market, Spear Tower, Suite 2400
        San Francisco, CA 94177